Exhibit 99.1

Lima, Peru, November 07th, 2018 – Credicorp (NYSE: BAP) announced its unaudited results for the third quarter of 2018. These results are consolidated according to IFRS in Soles.

Third Quarter Results 2018

In 3Q18, Credicorp reported net income of S/ 1,011.3 million, which translated into an ROAE and ROAA of 18.0% and 2.4% respectively. This result represented an increase of 3.4% QoQ that was, nevertheless, 17.0% lower than the figure reported in 3Q17. The YoY contraction was due to the fact that in 3Q17, S/281 million were reported for the sale of BCI shares from the proprietary investment portfolio. Year-to-date (YTD), net income at Credicorp totaled S/ 3,026.9 million, which was close to the figure reported for the same period of last year. This translated into an ROAE and ROAA of 18.0% and 2.4% (vs. 19.4% and 2.5% for the same period in 2017).

The results in 3Q18 show:

• The mix of Interest-earning assets (IEAs) posted a decrease, for the second consecutive quarter, in both Cash & available funds and total investments while loans continued to expand. Growth in loans, the most profitable asset, continued to improve, translating into expansion of +2.2% QoQ and +10.4% YoY in the quarter-end loan balances, and growth of +1.5% QoQ and +9.8% YoY in average daily loan balances. This expansion was led by Retail Banking, in particular Mortgage and SME-Pyme, followed by Middle-Market Banking and BCP Bolivia.

• It is important to note that the loan mix by segment and by currency was favorable this quarter. In YTD terms, the quarter-end loan balance at the end of 3Q18 increased +4.5% versus the level posted at the end of December 2017. The average daily loan balances in the first nine months of this year grew +7.7% with regard to the average daily loan balances posted for the full-year 2017.

• At the end of 3Q18 total funding fell QoQ, which was associated with a drop in Due to banks and correspondents and in Total deposits. The latter contracted mainly due to the reduction in deposits at ASB, which in turn reflects the transfer of these funds to investment products at ASB as AuMs. In the YoY analysis, there was a noteworthy re-composition of the funding structure as deposits increased their share in total funding and represented the main source of substitution for BCR Instruments. All of the aforementioned has helped keep Credicorp’s funding cost at a level relatively stable since 2016 despite a scenario of rising international rates.

• All of the aforementioned translated into expansion of +4.1% QoQ +6.0% YoY in Net interest income (NII), which represented an improvement over the figure posted in 2Q18 (+0.9% QoQ and +4.8% YoY). The evolution of NII was due primarily to: (i) an increase in interest income, mainly due to growth in average daily loan balances and to a more favorable loan mix both by segment and currency; and (ii) the drop-in interest expenses due to a decrease in interest on deposits and loans; the latter was due to a decrease in the average volume of BCRP instruments. All of the aforementioned translated into an increase of +26 bps QoQ and +22 bps YoY in NIM. In YTD terms, NIM remained relatively stable.

• Unlike the scenario seen over the last six months, the total cost of risk (CofR) increased QoQ and YoY to situate at 1.67%. Nevertheless, the cost of risk of the underlying portfolio was situated at 1.43%, which was within the range registered in 1H18. The increase in the CofR was mainly attributable to the execution of a performance bond and consequent refinancing of debt held by a client in the construction sector not related to the Lava Jato case. YTD, the cost of risk was situated at 1.43%, 46 bps below the level reported for the same period in 2017.

• Risk-adjusted NIM was situated at 4.41%, which represented a drop of-7 bps QoQ and +9 bps YoY; consequently, in YTD terms, this indicator reported an improvement of +21 bps.

• Total non-financial income increased QoQ due to gains on sales of securities; an increase in the exchange rate difference; and higher fee income. The YoY analysis reflects a drop in Sales of securities due to the sale of BCI shares in 3Q17; this was, nevertheless, slightly offset by growth in Fee income (+7.5% YoY) and in Gains of foreign exchange transactions (+21.2% YoY), which represent the main sources of non-financial income.

• The insurance underwriting result posted a drop of -4.0% QoQ; this was attributable to an increase in the net loss ratio posted by property and casualty insurance and life insurance, which was mitigated by an increase in the net earned premium in life insurance. In YoY terms, the underwriting result fell -12.1% due to an increase in the net loss ratio and in commissions in both business; this result was mitigated by growth in the net earned premium.

• The efficiency ratio improved 20 pbs YoY but it deteriorated 30 bps YTD. The YTD deterioration was due to growth in operating expenses, which was attributable to (i) an increase in salaries and administrative & general expenses, mostly at BCP; and (ii) growth in acquisition cost from the insurance business.

Table of Contents

Credicorp (NYSE: BAP): Third Quarter Results 2018		3
Financial Overview		3
1.	Interest-earning assets (IEA)	5
1.1. Evolution of IEA		5
1.2. Credicorp Loans		6
1.2.1. Loan evolution by business segment		6
1.2.2. Evolution of the level of dollarization by segment		8
1.2.3. BCRP de-dollarization plan at BCP Stand-alone		9
1.2.4. Market share in loans		10
2.	Funding Sources	11
2.1. Funding Structure		11
2.2. Deposits		12
2.2.1. Deposits: dollarization level		13
2.2.2. Market share in Deposits		14
2.3. Other funding sources		14
2.4. Loan / Deposit (L/D)		15
2.5. Funding Cost		16
3.	Portfolio quality and Provisions for loan losses	18
3.1. Provisions for loan losses		18
3.2. Portfolio Quality		19
3.2.1. Delinquency indicators by business line		20
4.	Net Interest Income (NII)	26
4.1. Interest Income		26
4.2. Interest Expenses		27
4.3. Net Interest Margin (NIM) and Risk-Adjusted NIM		28
5.	Non-Financial Income	30
5.1. Fee Income		31
5.1.1. By subsidiary		31
5.1.2. Banking Business		32
6.	Insurance Underwriting Result	34
6.1. Net earned premiums		35
6.2. Net claims		36
6.3. Acquisition cost		36
7.	Operating Expenses and Efficiency	38
7.1. Credicorp’s Administrative, General and Tax Expenses		39
7.2. Operating Expenses / Total Average Assets Ratio		40
7.3. Efficiency Ratio		41
8.	Regulatory Capital	42
8.1. Regulatory Capital – BAP		42
8.2. Regulatory Capital – BCP Stand-alone based on Peru GAAP		43
9.	Distribution channels	45
9.1 Points of contact – BCP Stand-alone		45
9.1.1 Points of contact by location – BCP Stand-alone		45
9.1.2 Transactions per channel – BCP Stand-alone		46
9.2 Points of contact – Mibanco		47
9.3 Points of contact – BCP Bolivia		47
10.	Economic Perspectives	48
10.1. Peru Economic Forecasts		48
10.2. Main Economic Variables		49
11.	Appendix	53
11.1. Credicorp		53
11.2. BCP Consolidated		55
11.3. Mibanco		58
11.4. BCP Bolivia		59
11.5. Credicorp Capital		60
11.6. Atlantic Security Bank		61
11.7. Grupo Pacifico		63
11.8. Prima AFP		65
11.9. Table of calculations		66
11.10. Disclosure about the impact of IFRS 9		67

Credicorp (NYSE: BAP): Third Quarter Results 2018

Financial Overview

Credicorp Ltd.	Quarter			% change		YTD		% change
S/ 000	3Q17	2Q18	3Q18	QoQ	YoY	Sep 17	Sep 18	Sep 18 / Sep 17
Net interest income *	2,024,516	2,062,818	2,146,461	4.1%	6.0%	6,005,514	6,252,966	4.1%
Provision for loan losses, net of recoveries	(378,202)	(313,172)	(439,558)	40.4%	16.2%	(1,347,915)	(1,123,754)	-16.6%
Net interest income after provisions	1,646,314	1,749,646	1,706,903	-2.4%	3.7%	4,657,599	5,129,212	10.1%
Non-financial income *	1,290,384	1,048,050	1,085,839	3.6%	-15.9%	3,392,670	3,235,105	-4.6%
Insurance services underwriting result	122,959	112,559	108,051	-4.0%	-12.1%	371,683	336,519	-9.5%
Total expenses	(1,445,137)	(1,523,840)	(1,506,544)	-1.1%	4.2%	(4,305,434)	(4,470,128)	3.8%
Operating income	1,614,520	1,386,415	1,394,249	0.6%	-13.6%	4,116,518	4,230,708	2.8%
Income taxes	(371,563)	(388,011)	(363,154)	-6.4%	-2.3%	(1,022,002)	(1,136,557)	11.2%
Net income	1,242,957	998,404	1,031,095	3.3%	-17.0%	3,094,516	3,094,151	0.0%
Non-controlling interest	24,656	20,566	19,809	-3.7%	-19.7%	66,420	67,219	1.2%
Net income attributed to Credicorp	1,218,301	977,838	1,011,286	3.4%	-17.0%	3,028,096	3,026,932	0.0%
Net income / share (S/)	15.27	12.26	12.68	3.4%	-17.0%	37.96	37.95	0.0%
Total loans	95,142,268	102,766,633	105,028,343	2.2%	10.4%	95,142,268	105,028,343	10.4%
Deposits and obligations	92,893,915	97,544,235	97,375,411	-0.2%	4.8%	92,893,915	97,375,411	4.8%
Net equity	21,964,556	21,889,218	23,006,133	5.1%	4.7%	21,964,556	23,006,133	4.7%
Profitability
Net interest margin *	5.32%	5.28%	5.54%	26 bps	22 bps	5.34%	5.30%	-4 bps
Risk adjusted Net interest margin *	4.32%	4.48%	4.41%	-7 bps	9 bps	4.14%	4.35%	21 bps
Funding cost * (1)	2.36%	2.32%	2.34%	2 bps	-2 bps	2.41%	2.29%	-12 bps
ROAE	22.8%	18.1%	18.0%	-10 bps	-480 bps	19.4%	18.0%	-140 bps
ROAA	3.0%	2.3%	2.4%	10 bps	-60 bps	2.5%	2.4%	-10 bps
Loan portfolio quality
Delinquency ratio over 90 days	2.28%	2.25%	2.28%	3 bps	0 bps	2.28%	2.28%	0 bps
Internal overdue ratio (2)	3.02%	3.03%	3.04%	1 bps	2 bps	3.02%	3.04%	2 bps
NPL ratio (3)	4.03%	4.09%	4.15%	6 bps	12 bps	4.03%	4.15%	12 bps
Cost of risk (4)	1.59%	1.22%	1.67%	45 bps	8 bps	1.89%	1.43%	-46 bps
Coverage of internal overdue loans	153.8%	154.8%	154.3%	-50 bps	50 bps	153.8%	154.3%	50 bps
Coverage of NPLs	115.2%	114.8%	112.8%	-200 bps	-240 bps	115.2%	112.8%	-240 bps
Operating efficiency
Efficiency ratio * (5)	43.7%	43.9%	43.5%	-40 bps	-20 bps	43.1%	43.4%	30 bps
Operating expenses / Total average assets	3.62%	3.69%	3.77%	8 bps	15 bps	3.62%	3.64%	0 bps
Insurance ratios
Combined ratio of P&C (6)(7)	95.6%	102.7%	97.5%	-520 bps	190 bps	96.5%	101.6%	510 bps
Loss ratio (7)	57.8%	58.7%	59.1%	40 bps	130 bps	58.9%	58.5%	-40 bps
Underwriting result / net earned premiums (7)	10.7%	7.1%	9.2%	210 bps	-150 bps	10.6%	8.3%	-230 bps
Capital adequacy - BCP Stand-alone (8)
BIS ratio (9)	16.35%	15.07%	14.94%	-13 bps	-141 bps	16.35%	14.94%	-141 bps
Tier 1 Ratio (10)	11.47%	11.09%	10.96%	-13 bps	-51 bps	11.47%	10.96%	-51 bps
Common equity tier 1 ratio (11)	11.93%	11.11%	11.61%	50 bps	-32 bps	11.93%	11.61%	-32 bps
Employees	33,467	33,447	33,528	0.2%	0.2%	33,467	33,528	0.2%
Share Information
Outstanding Shares	94,382	94,382	94,382	0.0%	0.0%	94,382	94,382	0.0%
Treasury Shares (12)	14,621	14,621	14,621	0.0%	0.0%	14,621	14,621	0.0%
Floating Shares	79,761	79,761	79,761	0.0%	0.0%	79,761	79,761	0.0%

* This account or ratio has been modified retroactively, as a result of the improvement in the presentation of Credicorp's accounting accounts. This improvement allowed to show the net gain in derivatives and the result by difference in exchange"

(1) The funding costs differs from previously reported due to a methodology change in the denominator, which no longer includes the following accounts: acceptances outstanding, reserves for property and casualty claims, reserve for unearned premiums, reinsurance payable and other liabilities."

(2) Internal overdue loans: includes overdue loans and loans under legal collection, according to our internal policy for overdue loans. Internal Overdue Ratio: Internal Overdue Loans / Total Loans

(3) Non-performing loans (NPL): Internal overdue loans + Refinanced loans. NPL ratio: NPLs / Total loans.

(4) Cost of risk: Annualized provision for loan losses, net of recoveries / Total loans.

(5) Efficiency ratio = [Total Expenses + Acquisition Cost - Other expenses] / [Net Interest Income + Fee Income + Net Gain on Foreign Exchange Transactions + Net Gain from Subsidiaries + Net Premiums Earned].

(6) Combined ratio= (Net claims / Net earned premiums) + [(Acquisition cost + Operating expenses) / Net earned premiums]. Does not include Life insurance business.

(7) Considers Grupo Pacifico's figures before eliminations for consolidation to Credicorp.

(8) All Capital ratios are for BCP Stand-alone and based on Peru GAAP

(9) Regulatory Capital / Risk-weighted assets (legal minimum = 10% since July 2011)

(10) Tier 1 = Capital + Legal and other capital reserves + Accumulated earnings with capitalization agreement + (0.5 x Unrealized profit and net income in subsidiaries) - Goodwill - (0.5 x Investment in subsidiaries) + Perpetual subordinated debt (maximum amount that can be included is 17.65% of Capital + Reserves + Accumulated earnings with capitalization agreement + Unrealized profit and net income in subsidiaries - Goodwill).

(11) Common Equity Tier I = Capital + Reserves – 100% of applicable deductions (investment in subsidiaries, goodwill, intangibles and net deferred taxes that rely on future profitability) + retained earnings + unrealized gains. Adjusted Risk-Weighted Assets = Risk-weighted assets - (RWA Intangible assets, excluding goodwill, + RWA Deferred tax assets generated as a result of temporary differences in income tax, in excess of 10% of CET1, + RWA Deferred tax assets generated as a result of past losses)."

(12) These shares are held by Atlantic Security Holding Corporation (ASHC).

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Credicorp and subsidiaries

Earnings contribution *	Quarter			% change		YTD		% change
S/ 000	3Q17	2Q18	3Q18	QoQ	YoY	Sep 17	Sep 18	Sep 18 / Sep 17
Banco de Credito BCP (1)	789,854	827,596	810,966	-2.0%	2.7%	2,203,589	2,498,803	13.4%
Mibanco (2)	110,489	122,151	102,428	-16.1%	-7.3%	257,734	345,390	34.0%
BCB	10,371	21,544	15,360	-28.7%	48.1%	56,635	55,384	-2.2%
Grupo Pacifico (3)	82,591	69,075	97,268	40.8%	17.8%	240,572	243,638	1.3%
Prima AFP	29,401	32,382	41,476	28.1%	41.1%	109,657	109,115	-0.5%
Credicorp Capital	14,288	11,128	17,771	59.7%	24.4%	55,288	49,973	-9.6%
Atlantic Security Bank	42,778	29,106	35,089	20.6%	-18.0%	126,442	94,894	-25.0%
Others (4)	249,018	(12,993)	(6,644)	-48.9%	-102.7%	235,913	(24,875)	-110.5%
Net income attributed to Credicorp	1,218,301	977,838	1,011,286	3.4%	-17.0%	3,028,096	3,026,932	-0.04%

* Contributions to Credicorp reflect the eliminations for consolidation purposes (e.g. eliminations for transactions among Credicorp’s subsidiaries or between Credicorp and its subsidiaries).

(1) Banco de Credito BCP includes BCP Stand-alone and subsidiaries such as Mibanco.

(2) The figure is lower than the net income of Mibanco because Credicorp owns 97.73% of Mibanco (directly and indirectly).

(3) The contribution is higher than Grupo Pacifico’s net income because Credicorp owns 65.20% directly, and 33.59% through Grupo Credito.

(4) Includes Grupo Credito excluding Prima (Servicorp and Emisiones BCP Latam), others of Atlantic Security Holding Corporation and others of Credicorp Ltd.

	Quarter			YTD
ROAE	3Q17	2Q18	3Q18	Sep 17	Sep 18
Banco de Credito BCP (1)	22.3%	22.2%	20.6%	20.9%	21.2%
Mibanco (2)	30.4%	27.9%	22.0%	22.1%	25.7%
BCB	6.7%	13.9%	9.5%	12.1%	11.4%
Grupo Pacifico (3)	13.1%	10.7%	15.3%	13.1%	12.0%
Prima	21.1%	23.0%	27.6%	24.6%	23.4%
Credicorp Capital	7.2%	6.1%	9.8%	9.3%	8.8%
Atlantic Security Bank	20.6%	16.1%	18.6%	19.6%	15.2%
Credicorp	22.8%	18.1%	18.0%	19.4%	18.0%

(1) Banco de Credito BCP includes BCP Stand-alone and subsidiaries such as Mibanco.

(2) ROAE including goodwill of BCP from the acquisition of Edyficar (Approximately US$ 50.7 million) was 21.6% in 2Q17, 26.5% in 1Q18 and 25.8% in 2Q18. As of YTD, was 17.3% for June 2017 and 25.8% for June 2018.

(3) Figures include unrealized gains or losses that are considered in Pacifico’s Net Equity from the investment portfolio of Pacifico Vida. ROAE excluding such unrealized gains was 17.4% in 2Q17, 15.1% in 1Q18 and 14.5% in 2Q18. As of YTD, was 16.8% for June 2017 and 14.8% for June 2018."

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1.	Interest-earning assets (IEA)

The mix of IEA posted a decrease, for the second consecutive quarter, in both Cash and due from banks and Total investments while Total loans continued to post growth. In YTD terms, quarter-end balances at the end of 3Q18 grew by +4.5% when compared to the level posted in December 2017. Average daily loan balances of the first nine months of 2018 grew 7.7% when compared with the average daily loan balances for the full year 2017.

Interest earning assets		As of		% change
S/ 000	Sep 17	Jun 18	Sep 18	QoQ	YoY
Cash and due from banks	22,763,956	19,385,506	17,625,814	-9.1%	-22.6%
Interbank funds	59,038	172,607	357,910	107.4%	506.2%
Total investments	35,658,661	32,434,819	32,183,795	-0.8%	-9.7%
Total loans (1)	95,142,268	102,766,633	105,028,343	2.2%	10.4%
Total interest earning assets	153,623,923	154,759,565	155,195,862	0.3%	1.0%

(1) Quarter-end balance.

Total Investments (2)	As of			% change
S/ 000	Sep 17	Jun 18	Sep 18	QoQ	YoY
Fair value through profit or loss investments	5,010,358	4,986,068	4,559,897	-8.5%	-9.0%
Fair value through other comprehensive income investments	26,380,715	23,291,981	23,516,932	1.0%	-10.9%
Amortized cost investments	4,267,588	4,156,770	4,106,966	-1.2%	-3.8%
Total investments	35,658,661	32,434,819	32,183,795	-0.8%	-9.7%

(2) The names mandated by the IFRS9 norm are used in this chart. The former names, in the order presented in this chart, are: Trading securities, Investments available for sale and Investments held to maturity.

1.1. Evolution of IEA

Total loans

Total loans, measured in quarter-end balances, maintained the pace of growth posted last quarter (+2.2%). In this scenario and given that total investments have decreased for the second consecutive quarter, loans continue to register an increase in their share of IEA, situating at 67.7% in 3Q18 vs. 66.4% in 2Q18 and 61.9% in 3Q17.

The QoQ increase in quarter-end balances at Credicorp was attributable to:

(i)	Expansion in Retail Banking, particularly in the Mortgage and Credit Card segments;

(ii)	Growth in Wholesale Banking, which was led by Middle-Market Banking; and

(iii)	The increase in loans at BCP Bolivia

The YoY evolution reflected an acceleration with regard to last quarter’s growth, increasing 10.4%. It is important to note that loans grew across all business segments and subsidiaries with the exception of ASB loans.

With regard to the end of 2017, although IEAs fell -2.5%, loans registered a +4.5% increase in quarter-end balances.

Investments

The QoQ drop in Total Investments primarily reflects the sale of CDs from BCRP at BCP Stand-alone from the fair value through profit or loss investment portfolio (formerly trading securities) and from the fair value through other comprehensive income investments portfolio (formerly securities available for sale). The aforementioned was generated in a context where Mark-to-Market of investment dropped significantly due to increases in global interest rates.

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Other IEA

Cash and due from banks fell -9.1% QoQ and -22.6% YoY due to a decrease in the balances held in banks and other companies in foreign financial systems, which were used to cover loan expansion.

1.2. Credicorp Loans

1.2.1. Loan evolution by business segment

The table below shows loan composition by subsidiary and business segment measured in average daily balances, which provide a clearer picture of interest income generation relative to loans, Credicorp’s primary source of income. These balances reflect trends or variations to a different degree than quarter-end balances, which may include pre-payments or loans made at the end of the quarter, which affect average daily balances less than quarter-end balances.

In general, average daily loan balances posted slightly lower QoQ growth with regard to last quarter’s figure. Nevertheless, YoY growth posted an increase for the third consecutive quarter after Wholesale Banking loans registered a recovery and loans at Retail Banking, Mibanco and BCP Bolivia reported growth.

Loan evolution measured in average daily balances by segment(1)

	TOTAL LOANS
	Expressed in million S/			% change		% Part. in total loans
	3Q17	2Q18	3Q18	QoQ	YoY	3Q17	2Q18	3Q18
BCP Stand-alone	77,488	84,099	85,289	1.4%	10.1%	81.6%	81.8%	81.8%
Wholesale Banking	40,593	44,898	44,963	0.1%	10.8%	42.7%	43.7%	43.1%
Corporate	25,929	28,505	27,499	-3.5%	6.1%	27.3%	27.7%	26.4%
Middle - Market	14,664	16,393	17,464	6.5%	19.1%	15.4%	15.9%	16.7%
Retail Banking	36,895	39,202	40,326	2.9%	9.3%	38.8%	38.1%	38.7%
SME - Business	5,073	5,286	5,384	1.9%	6.1%	5.3%	5.1%	5.2%
SME - Pyme	8,240	8,645	8,939	3.4%	8.5%	8.7%	8.4%	8.6%
Mortgage	12,837	13,721	14,159	3.2%	10.3%	13.5%	13.3%	13.6%
Consumer	6,514	7,123	7,275	2.1%	11.7%	6.9%	6.9%	7.0%
Credit Card	4,230	4,428	4,569	3.2%	8.0%	4.5%	4.3%	4.4%
Mibanco	8,840	9,553	9,585	0.3%	8.4%	9.3%	9.3%	9.2%
Bolivia	5,959	6,554	6,888	5.1%	15.6%	6.3%	6.4%	6.6%
ASB	2,723	2,576	2,551	-1.0%	-6.3%	2.9%	2.5%	2.4%
BAP's total loans	95,010	102,782	104,313	1.5%	9.8%	100.0%	100.0%	100.0%

Highest growth in volumes

Largest contraction in volumes

(1) Figures differ from previously reported due to the elimination of the “Others” segment (workout unit). Loans from said segment have been distributed among the other segments accordingly.

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Loan Growth QoQ in Average Daily Balances

Expressed in millions of S/

In the analysis by segment, QoQ growth in loans measured in average daily balances reflects:

(i)	Loan expansion in Middle-Market Banking (6.5% QoQ) due to growth in medium- and long-term loans as well as in working capital and foreign trade loans.

(ii)	Loan growth in the Mortgage and SME-Pyme segments within Retail Banking.

(iii)	An increase of +5.1% QoQ in BCP Bolivia’s loans in 3Q18. This evolution was attributable to expansion in Corporate Banking and in the Mortgage segment (regulated portfolio).

These effects were offset by a drop in Corporate Banking loans (-3.5%), which registered a contraction in working capital and foreign trade loans.

Loan Growth YoY in Average Daily Balances

Expressed in millions of S/

If we analyze YoY growth by segment in terms of average daily balances, we see:

(i)	Growth in Wholesale Banking loans, both in the Middle-Market Banking sub-segment (+19.1% YoY) and in Corporate Banking (6.1% YoY). In Middle-Market Banking, growth was attributable to an increase in medium- and long-term loans while in Corporate Banking, expansion was associated with working capital and sales financing loans.

(ii)	Growth in the Mortgage, Consumer and SME-Pyme segments in Retail Banking.

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(iii)	The increase in BCP Bolivia loans, which reported growth of +15.6% YoY in 3Q18. This evolution was due to growth in loans in Corporate Banking and in the Mortgage segment (regulated portfolio).

(iv)	Growth in Mibanco loans (+8.4% YoY), which was in line with an improvement in the productivity of the sales force, which has allowed us to continue rolling out a strategy based on financial inclusion (new clients in the System) and on accompanying our clients’ growth.

Year-to-date growth in average daily balances per segment

Expressed in millions of S/

Finally, the average daily loan balances for the period between January and September 2018 reflect an increase of +7.7% with regard to the figure posted for the full year 2017. This growth was due primarily to loan expansion in Middle-Market Banking and Corporate Banking and, to a lesser extent, to the increase reported in loans in the Mortgage segment and at BCP Bolivia and Mibanco.

1.2.2. Evolution of the level of dollarization by segment

Loan evolution by currency - average daily balances(1)

	DOMESTIC CURRENCY LOANS					FOREIGN CURRENCY LOANS					% part. by currency
	Expressed in million S/					Expressed in million US$					3Q18
	3Q17	2Q18	3Q18	QoQ	YoY	3Q17	2Q18	3Q18	QoQ	YoY	LC	FC
BCP Stand-alone	47,243	51,227	52,659	2.8%	11.5%	9,309	10,069	9,919	-1.5%	6.6%	61.7%	38.3%
Wholesale Banking	18,119	19,869	20,149	1.4%	11.2%	6,918	7,666	7,544	-1.6%	9.0%	44.8%	55.2%
Corporate	11,148	11,989	11,775	-1.8%	5.6%	4,550	5,059	4,780	-5.5%	5.1%	42.8%	57.2%
Middle-Market	6,970	7,880	8,374	6.3%	20.1%	2,368	2,607	2,763	6.0%	16.7%	47.9%	52.1%
Retail Banking	29,124	31,358	32,510	3.7%	11.6%	2,392	2,402	2,376	-1.1%	-0.7%	80.6%	19.4%
SME - Business	2,412	2,383	2,484	4.2%	3.0%	819	889	881	-0.8%	7.6%	46.1%	53.9%
SME - Pyme	7,926	8,375	8,672	3.5%	9.4%	97	83	81	-1.8%	-16.0%	97.0%	3.0%
Mortgage	9,635	10,836	11,328	4.5%	17.6%	986	884	861	-2.6%	-12.7%	80.0%	20.0%
Consumer	5,469	5,963	6,111	2.5%	11.7%	322	355	354	-0.4%	10.0%	84.0%	16.0%
Credit Card	3,682	3,801	3,916	3.0%	6.4%	169	192	199	3.4%	17.7%	85.7%	14.3%
Mibanco	8,331	9,016	9,048	0.4%	8.6%	156	164	163	-0.6%	4.5%	94.4%	5.6%
Bolivia	-	-	-	-	-	1,834	2,008	2,094	4.3%	14.2%	-	100.0%
ASB	-	-	-	-	-	838	789	775	-1.7%	-7.5%	-	100.0%
Total loans	55,574	60,243	61,707	2.4%	11.0%	12,138	13,030	12,952	-0.6%	6.7%	59.2%	40.8%

Highest growth in volumes

Largest contraction in volumes

(1) Figures differ from previously reported due to the elimination of the “Others” segment (work-out unit). Loans from said segment have been distributed among the other segments accordingly.

In the analysis of loan growth by currency, QoQ and YoY expansion is due primarily to an increase in the LC-denominated portfolio (+2.4% QoQ and +11.0% YoY).

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YoY evolution of the level of dollarization by segment (1)(2)

(1) Average daily balances.

(2) The FC share of Credicorp’s loan portfolio is calculated including BCP Bolivia and ASB, however the chart shows only the loan books of BCP Stand-alone and Mibanco.

(3) The year with the historic maximum level of dollarization for Wholesale Banking was 2012, for Mibanco was 2016 and for the rest of segments was 2009.

At BCP Stand-alone, the loan dollarization level fell YoY. This was mainly attributable to a strong decrease in FC loans in Corporate Banking and to growth in the LC mortgage segment, which was in turn associated with the decreasing interest rate differential between new disbursements in LC and FC loans, which was attributable to the downward and stable trend for LC and FC rates, respectively. These effects were partially mitigated by the increase in the dollarization level in SME-Business and Credit Card segments.

It is important to note that, as is evident in the figure below, the percentage of the loan portfolio that is highly exposed to FX risk on credit risk has returned to the level posted in March 2018 after registering a slight increase last quarter.

FX risk on credit risk – BCP Stand-alone

1.2.3. BCRP de-dollarization plan at BCP Stand-alone

At the end of 2014, BCRP set up a Program to reduce the dollarization level of the loan book in the Peruvian Banking System. As part of this Program, BCRP set some targets to reduce the loan balance in US Dollars progressively at the end of June 2015, December 2015, December 2016, December 2017 and December 2018. The balances that are subject to reduction targets are the total FC portfolio with some exceptions and the balance of the joint mortgage and car loan portfolio. The balance required at the end of December 2018 is as follows:

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(i)	For the total portfolio in FC, the goal set for 2017 will continue to apply. In this context, the balance at the end of December 2018 must represent no more than 80% of the total loan balance in FC reported at the end of September 2013 (excluding loans that meet certain requirements.)

At the end of September 2018, BCP Stand-alone already registered a compliance level of 97% with regard to the goal set by BCRP for December 2018.

(ii)	For the Mortgage and Car portfolio in FC, the goal set for 2017 will continue to apply until November 2018. In December, a 10% adjustment will be made. The goal will be adjusted by 10% every year to reach a minimum of 5% of net equity. The balance at the end of December 2018 must represent no more than 60% of the balance registered at the end of February 2013.

At the end of September 2018, BCP Stand-alone posted a compliance level with BCRP’s de-dollarization target of 99%.

1.2.4. Market share in loans

Market share in Peru

(1) Wholesale Banking market shares are different that previously reported because loans from COFIDE are now included in the denominator.

(2) Mortgage segment includes Mibanco's market share of 1.1% as of August 2018 and June 2018, and of 1.0% as of September 2017.

(3) Consumer segment includes Mibanco's market share of 1.5% as of August 2018, 1.6% as of June 2018, and 1.9% as of September 2017

(4) Market Shares for Corporate, Middle-market and SME-Business are as of September 2018.

At the end of August 2018, BCP Stand-alone continued to lead the market with a market share (MS) of 29.3%, which was higher than the level achieved by its closest competitor (18.2%). This level is the same as the one posted in 2Q18 and in 3Q17.

Corporate Banking reported a drop of -80 bps in its MS QoQ while Middle-Market Banking registered an increase of +60 bps. In the YoY evolution, Corporate Banking reported a drop of -50 bps in its MS while Middle-Market Banking achieved an increase of +300 pbs. It is important to note that both continue to lead their respective markets.

In Retail Banking, BCP’s market share was relatively stable and it continued to lead in almost all of its segments with the exception of SME-Business and Credit Card. In these segments, BCP is situated in second place, but is focused on growing its market share, as is evident in the expansion of +230 bps YoY posted by SME-Business and the increase of +150 bps QoQ registered by the Credit Card segment.

Mibanco reported an MS in the SME-Pyme segment that was +60 bps above that reported in 3Q17, situating at 23.0%.

Finally, BCP Bolivia’s market share remained unchanged QoQ but grew +10 bps YoY, which allowed it to remain in fourth place in the Bolivian Financial System.

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2.	Funding Sources

At the end of September 2018, total funding fell QoQ due to a decrease in the level of Due to banks and correspondents and in Total deposits. The YoY analysis shows a change in the composition of the funding structure where deposits increased their share in total funding and represented the main source of funding to replace BCRP Instruments. These factors have allowed Credicorp to maintain a relatively stable funding cost since 2016 despite a scenario marked by increase in international interest rates.

Funding	As of			% change
S/ 000	Set 17	Jun 18	Sep 18	QoQ	YoY
Non-interest bearing demand deposits	24,506,234	24,630,138	24,975,666	1.4%	1.9%
Interest bearing Demand deposits	5,075,162	4,652,886	4,336,695	-6.8%	-14.6%
Saving deposits	26,652,822	29,709,658	30,396,175	2.3%	14.0%
Time deposits	29,619,222	30,762,161	30,186,076	-1.9%	1.9%
Severance indemnity deposits	6,609,242	7,275,824	6,923,829	-4.8%	4.8%
Interest payable	431,233	513,568	556,970	8.5%	29.2%
Total deposits	92,893,915	97,544,235	97,375,411	-0.2%	4.8%
Due to banks and correspondents	8,867,185	8,057,222	7,509,183	-6.8%	-15.3%
BCRP instruments	8,107,103	4,578,878	4,806,219	5.0%	-40.7%
Repurchase agreements (1)	2,471,814	2,710,701	2,785,216	2.7%	12.7%
Bonds and subordinated debt	15,236,054	15,283,893	15,194,775	-0.6%	-0.3%
Total funding (2)	127,576,071	128,174,929	127,670,804	-0.4%	0.1%

(1) Since 2Q18, repurchase agreements is excluded from Other liabilities and shown in a individual account. Also, it is included in the Total funding.

(2) Since 1Q18, Total Funding excludes the following accounts: acceptances outstanding, reserves for property and casualty claims, reserve for unearned premiums, reinsurance payable and other liabilities.

2.1. Funding Structure

Evolution of the funding structure and cost – BAP

(S/ billions)

(1) The funding cost differs from previously reported due to the methodology change of the denominator, which do not include the following accounts: acceptances outstanding, reserves for property and casualty claims, reserve for unearned premiums, reinsurance payable and other liabilities.

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The figure depicting the evolution of Credicorp’s structure and funding cost is calculated with period-end balances. The funding structure mainly reflects:

(i)	The importance of deposits in the funding sources, whose share of total funding continued to increase QoQ and YoY despite the slight QoQ contraction in the volume of total deposits. It is important to note that the contraction QoQ is mainly due to a reduction in deposits at ASB, which in turn reflects the decision from clients to transfer those funds to AuMs in the same subsidiary.

(ii)	The deposit mix continues to register a significant share of savings deposits and non-interest-bearing demand deposits, which represent 57% of total deposits (in 2Q18, these deposits accounted for 56% of the total) and offer lower cost than any other type of deposit.

(iii)	Within other funding sources, an on-going drop in the volume of BCRP instruments is evident in the YoY evolution and it is important to note that these instruments have mainly been replaced by low-cost deposits. However, the QoQ analysis shows an increase in the level of BCRP instruments, which is within the business-as-usual levels.

All of the aforementioned has allowed the funding cost to remain relatively stable since December 2016.

2.2. Deposits

Deposits	As of			% change
S/ 000	Sep 17	Jun 18	Sep 18	QoQ	YoY
Non-interest bearing demand deposits	24,506,234	24,630,138	24,975,666	1.4%	1.9%
Interest bearing Demand deposits	5,075,162	4,652,886	4,336,695	-6.8%	-14.6%
Saving deposits	26,652,822	29,709,658	30,396,175	2.3%	14.0%
Time deposits	29,619,222	30,762,161	30,186,076	-1.9%	1.9%
Severance indemnity deposits	6,609,242	7,275,824	6,923,829	-4.8%	4.8%
Interest payable	431,233	513,568	556,970	8.5%	29.2%
Total deposits	92,893,915	97,544,235	97,375,411	-0.2%	4.8%

Total deposits fell slightly QoQ. The deposit mix shows that:

(i)	Savings deposits increased mainly through savings accounts opened at Kiosks, which are cost-efficient, self-service platforms that allow clients to open a savings account in 3 minutes.

(ii)	Non-interest-bearing demand deposits reported a slight increase after current accounts for Wholesale Banking clients posted growth.

(iii)	Time Deposits and Severance indemnity deposits, which are high-cost deposits, posted a decrease QoQ due to:

a.	Time deposits: a decrease in balances for deposits in the financial system and in institutional banking at BCP Stand-alone and, to a lesser extent, at ASB. The latter showed a contraction in the volume of deposits after funds were used to purchase investment products (off-balance sheet assets that ASB manages).

b.	Severance indemnity deposits, which contracted after clients withdrew available funds corresponding to deposits made in 2Q (when the first Severance indemnity payment of the year is deposited; this reflects the seasonality of this component).

In YoY terms, total Deposits increased +4.8%, mainly due to:

(i)	Savings deposits, whose growth reflects the results of campaigns to capture savings, mainly through digital channels, which have registered high levels of acceptance among BCP Stand-alone’s clients.

(ii)	Increase in Time deposits at Mibanco due to an on-going campaign to capture stable and retail funding.

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(iii)	Non-interest bearing deposits due to an increase in the average balance of current accounts held by Wholesale Banking clients.

2.2.1. Deposits: dollarization level

Dollarization Level of Deposits (1) – BAP

(1) Q-end balances.

Credicorp - Deposit Dollarization measured in quarter-end balances

The dollarization level of Credicorp’s deposits fell QoQ due to a contraction in the FC volumes of all deposit types. This decrease in FC was primarily attributable to time deposits and demand deposits(1). The aforementioned was accentuated by the increase in almost all deposit types in LC with the exception of Severance indemnity deposits.

The YoY evolution reveals a similar trend toward a drop in the dollarization level of total deposits, in line with growth in savings deposits and time deposits in LC. All the aforementioned reflected Credicorp’s interest in maintaining an adequate match between assets and liabilities by currency that is in accordance with Credicorp’s appetite.

(1) Includes interest-bearing and non-interest bearing demand deposits.

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2.2.2. Market share in Deposits

Market share in Peru

Source: BCP

(1) Demand deposits includes Mibanco's market share of 0.2% at the end of September 2017 and of 0.1% at the end of June 2018 and August 2018.

(2) Savings deposits includes Mibanco's market share of 1.3% at the end of September 2017 and June 2018 and of 1.2% at the end of August 2018.

(3) Time deposits includes Mibanco's market share of 5.7% at the end of September 2017 and of 6.3% at the end of June 2018 and August 2018.

(4) Severance indemnity deposits includes Mibanco's market share of 1.3% at the end of September 2017 and 1.2% at the end of June 2018 and August 2018.

At the end of August 2018, the subsidiaries of Credicorp in Peru, BCP and Mibanco, continued to lead in total deposits with a market share (MS) of 32.0%, which topped the MS of 19.1% reported by Credicorp’s closest competitor.

In the YoY analysis, total MS remained stable in comparison to the figure posted at the end of September 2017 (32.2%). It is important to note that Mibanco continued to increase its market share of time deposits, which was situated at 6.3% (+66 bps) at the end of August 2018 versus 5.7% at the end of September 2017.

BCP Bolivia continued to rank fifth in the Bolivian financial system with a MS of 9.9% at the end of September 2018 in comparison to 10.0% at the end of June 2018. In the YoY analysis, the MS remained stable in comparison to September 2017 (9.9%).

2.3. Other funding sources

Other funding sources	As of			% change
S/ 000	Set 17	Jun 18	Sep 18	QoQ	YoY
Due to banks and correspondents	8,867,185	8,057,222	7,509,183	-6.8%	-15.3%
BCRP instruments	8,107,103	4,578,878	4,806,219	5.0%	-40.7%
Repurchase agreements	2,471,814	2,710,701	2,785,216	2.7%	12.7%
Bonds and subordinated debt	15,236,054	15,283,893	15,194,775	-0.2%	-0.1%
Total Other funding sources	34,682,156	30,630,694	30,295,393	-1.1%	-12.6%

The Total of other sources of funding fell -1.1% QoQ. This was primarily due to a decrease in the level of Due to banks and correspondents and, to a lesser extent, to the drop in Bonds and subordinated debt. All of the aforementioned was offset by an increase in BCRP Instruments.

Due to banks and correspondents contracted QoQ due to a drop in the level of due-to banks with foreign banks and interbank funds, mainly through BCP Stand-alone.

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BCRP Instruments posted expansion QoQ due to an increase in regular repos; as expected, the level of substitution and expansion repos with BCRP fell.

Repurchase agreements grew QoQ and YoY due to an increase in volumes through ASB and BCP Stand-alone.

Bonds and subordinated debt posted a slight decrease due to the expiration of a corporate bond in LC at Mibanco; the bond expired in July 2018.

In the YoY evolution, the on-going reduction of BCRP Instruments continued to be noteworthy; these instruments have been replaced by deposits with shorter tenures, as indicated in section 2.2 Deposits.

2.4. Loan / Deposit (L/D)

Loan / Deposit Ratio by Subsidiary

The L/D ratio at Credicorp increased QoQ to situate at 107.9%. This was due to loan growth QoQ in an scenario in which deposits slightly contracted (+2.2% vs -0.2%, respectively). In the analysis by subsidiary, BCP Stand-alone posted an increase in its L/D ratio in line with the trend seen at Credicorp. This contrasted with the Mibanco’s L/D ratio, which fell 430 bps QoQ, which was due to growth in total deposits in a context in which loan, measured in quarter-end balances, slightly contracted.

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Loan / Deposit Ratio by Currency

Local Currency	Foreign Currency

In the QoQ analysis by currency, a drop is evident in Credicorp’s L/D ratio. This was due to the increase in LC deposits that outpaced the growth posted in LC loans. The L/D ratio in FC reported an increase of 390 bps, which is mainly explained by the contraction in FC deposits at BCP Stand-alone.

The YoY analysis reveals an increase in both the L/D ratio in LC and in FC at Credicorp. Both increases were attributable to loan growth, which outpaced the increase in deposits.

2.5. Funding Cost

Credicorp’s funding cost was relatively stable and increased only 2 bps QoQ; 0 bps YoY. The accumulated result registered a significant drop of 12 bps.

Funding Cost – Credicorp

At the quarter level	At the accumulated level

The QoQ evolution was attributable primarily to:

(i)	A more favorable funding mix because the volume of high-cost funding sources such as Due to banks & correspondents, Time deposits and Severance indemnity deposits, contracted.

(ii)	A more favorable deposit mix because low-cost deposits, such as savings and non-interest-bearing demand deposits expanded, while high-cost deposits contracted.

In the YoY analysis, the funding cost remained stable in line with the re-composition of the funding structure, where deposited posted a significant increase in their share of total funding (76.3% in 3Q18, 76.1% 2Q18 and 72.8% in 3Q17) effectively replacing BCRP Instruments; this substitution implied a shift to lower cost funding.

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In the accumulated analysis, the funding cost reflects:

(i)	The efforts to obtain low-cost funding, mainly in LC, coupled with an on-going drop in interest rates in LC, which had a positive impact on the funding cost;

(ii)	the on-going drop in funding in FC, which reduced the impact of the upward tren in international interest rates in 2018.

All the aforementioned translated into a decrease of 12 bps in the funding cost.

The funding cost(2) per subsidiary is shown in the following table:

	BCP		BCP
	Stand-alone	Mibanco	Bolivia	ASB
3Q17	2.08%	4.98%	2.62%	1.98%
2Q18	2.06%	4.28%	2.94%	1.44%
3Q18	2.09%	4.21%	3.04%	1.43%
YTD - Sep 17	2.16%	5.06%	2.27%	2.08%
YTD - Sep 18	2.04%	4.36%	2.94%	1.10%

(i)	The funding cost at BCP Stand-alone increased 3 bps QoQ. This was due primarily to a decrease in the level of FC deposits and Due to banks and correspondents at the end of 3Q18. Both events led to a scenario in which the drop in the volume of funding sources was more significant than the decrease in expenses, as explained earlier. Consequently, the funding cost increased.

(ii)	The funding cost at Mibanco, which experienced upward pressure from 2014-2017, stabilized in 2017 and fell in 2018, mainly due to the downward trend in Soles interest rates and the increase in the share of deposits in Mibanco’s funding mix.

(iii)	The funding cost at BCP Bolivia continued to increase QoQ, which was attributable to an increase in interest on deposits.

(2) The funding costs differs from previously reported levels due to a change in the methodology to calculate the denominator, which no longer includes: outstanding account acceptances, reserves for property and casualty claims, reserve for unearned premiums, reinsurance payable and other liabilities. Since 2Q18, the account "Repurchase agreement" was excluded from Other liabilities and was included in the calculation of Total funding.

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3.	Portfolio quality and Provisions for loan losses

Although the cost of risk (CofR) for the underlying portfolio (1.43%) remained within the range reported in 1H18, the total CofR increased QoQ and YoY to situate at 1.67%. This increase reflects the execution of a performance bond and the consequent refinancing for a specific client in the construction sector (not related to the Lava Jato case). In accumulated terms, the cost of risk was situated at 1.43%, which was 46 bps lower than the level reported for the same period in 2017.

3.1. Provisions for loan losses

Provisions for loan losses, net of recoveries	Quarter			% change		YTD		% change
S/ 000	3Q17	2Q18	3Q18	QoQ	YoY	Sep 17	Sep 18	Sep 18 / Sep 17
Gross Provisions	(447,504)	(385,131)	(511,710)	32.9%	14.3%	(1,547,704)	(1,335,714)	-13.7%
Loan loss recoveries	69,302	71,959	72,152	0.3%	4.1%	199,789	211,960	6.1%
Provision for loan losses, net of recoveries	(378,202)	(313,172)	(439,558)	40.4%	16.2%	(1,347,915)	(1,123,754)	-16.6%

The QoQ analysis shows an increase of 40.4% in provisions for loan losses, net of recoveries. This was attributable to:

(i)	The increase in provisions for loan losses, which was associated with the execution of a performance bond and the consequent refinancing for a specific Corporate Banking client from the construction sector (not related to the Lava Jato case).

(ii)	The increase in provisions for loan losses at Mibanco that was necessary due to (a) a higher-than-expected level of delinquency in some products, which in turn reflected the effects of some initiatives introduced some quarters ago; (b) the imbalance in the time-allocation of loan-officers to loan origination and collections; and in a lesser extent to (c) the maturity of the last vintages of the Skip program related to the El Nino Phenomenon. As of today, we have implemented most of the adjustments to fine-tune the balance between loan origination and collections.

(iii)	Provisions required due to loan origination and the maturity of new vintages, mainly at BCP.

All of the aforementioned was partially offset by the improvement in portfolio quality of the Retail Banking segments, mainly in Consumer and Credit Card.

In the YoY analysis, provisions for loan losses net recoveries increased +16.2%, in line with explain outlined above.

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In the YTD analysis, provisions for loan losses, net of recoveries fell -16.6%, which mainly reflects:

(i)	the improvement in the risk quality of the underlying portfolio, mainly in the loan portfolio of Retail Banking segments after these segments had reported higher-than-expected delinquency levels in previous years (SME-Pyme in 2014; Consumer and Credit Card in 2015-2016); and

(ii)	the increase in provisions requirements in 2017 for the El Nino Phenomenon and the Lava Jato case.

3.2. Portfolio Quality

Cost of Risk

	Quarter			% change		YTD		% change
Cost of risk and Provisions	3Q17	2Q18	3Q18	QoQ	YoY	Sep 17	Sep 18	Sep 18 / Sep 17
Cost of risk (1)	1.59%	1.22%	1.67%	45 bps	8 bps	1.89%	1.43%	-46 bps
Cost of risk of the underlying portfolio (2)	1.59%	1.22%	1.43%	21 bps	-16 bps	1.72%	1.35%	-37 bps
Provisions for loan losses / Net interest income	18.7%	15.2%	20.5%	530 bps	180 bps	22.4%	18.0%	-447 bps

(1) Annualized provisions for loans losses / Total loans.

(2) Cost of risk of the underlying portfolio excludes the effects of El Nino Phenomenon and the Lava Jato case in 1Q17 and 2Q17, and the effect of the execution of a performance bond of a company in the construction sector not related with the Lava Jato case in 3Q18.

Although the CofR of the underlying portfolio was 1.43% in 3Q18 and remained within the range reported in 1H18, the total CofR increased +45 bps QoQ and +8bps YoY to situate at 1.67%. This increase reflects the higher level of provisions that we explained in the previous section.

In the YTD analysis, the cost of risk was 1.43%, 46 bps lower than the level reported for the same period in 2017. Furthermore, the underlying CofR, which eliminates the effect of the provisions required in 1H17 due to El Nino Phenomenon and the Lava Jato case and those required in 3Q18 due to the execution of the performance bond, is 37 bps lower than the underlying CofR reported for the same period last year.

Delinquency ratios

Portfolio quality and Delinquency ratios	Quarter			% change
S/ 000	3Q17	2Q18	3Q18	QoQ	YoY
Total loans (Quarter-end balance)	95,142,268	102,766,633	105,028,343	2.2%	10.4%
Allowance for loan losses	4,419,769	4,819,704	4,920,319	2.1%	11.3%
Write-offs	332,995	345,253	366,709	6.2%	10.1%
Internal overdue loans (IOLs) (1)	2,874,071	3,113,014	3,188,393	2.4%	10.9%
Refinanced loans	963,807	1,086,135	1,172,338	7.9%	21.6%
Non-performing loans (NPLs) (2)	3,837,878	4,199,149	4,360,731	3.8%	13.6%
IOL over 90-days ratio	2.28%	2.25%	2.29%	4 bps	1 bps
IOL ratio	3.02%	3.03%	3.04%	1 bps	2 bps
NPL ratio	4.03%	4.09%	4.15%	6 bps	12 bps
Coverage ratio of Internal overdue loans	153.8%	154.8%	154.3%	-50 bps	50 bps
Coverage ratio of NPLs	115.2%	114.8%	112.8%	-200 bps	-240 bps

(1) Includes overdue loans and loans under legal collection. (Quarter-end balances)

(2) Non-performing loans include internal overdue loans and refinanced loans. (Quarter-end balances)

Prior to analyzing the evolution of delinquency indicators, it is important to note that:

(i)	Traditional delinquency ratios (IOL and NPL ratios) continue to be distorted by the presence of loans with real estate collateral (commercial and residential properties). This means that a significant portion of loans that are more than 150 days past due cannot be written-off (despite the fact that provisions have been set aside) given that a judicial process must be initiated to liquidate the collateral, which takes five years on average.

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(ii)	In the second half (2H) of every year, loans are more dynamic, particularly in the SME-Pyme and Mibanco segments given that the main campaigns (Christmas and year-end campaigns) are held in the second semester (2H) and these short-term loans are paid off in 1H of the following year.

Delinquency Ratios

(1) Adjusted NPL ratio = (Non-performing loans+ Write-offs) / (Total loans + Write-offs)

(2) Cost of risk = Annualized provisions for loan losses net of recoveries / Total loans

(3) Cost of risk - Underlying portfolio excludes the effect of the execution of performance bonds of a company in the construction sector not related with the Lava Jato case

The IOL ratio remained stable QoQ and YoY but the NPL ratio increased +6 bps QoQ and +12 bps YoY. This was due primarily to the execution of a performance bond and consequent refinancing of debt for a specific Corporate Banking client, which also affected the cost of risk as explained above.

Coverage ratios

The IOL coverage ratio remained stable QoQ and YoY, while the NPL coverage ratio fell, in line with an increase in the pace of growth of the refinanced portfolio compared to that of the IOL portfolio, which was associated with the evolution of NPLs after the execution of a performance bond and consequent refinancing of debt of a Corporate Banking client from the construction sector not related to the Lava Jato case as indicated above.

3.2.1. Delinquency indicators by business line

Please consider that Credicorp reported the cost of risk per segment until the end of 2017. On January 1, 2018, the organization adopted the IFRS9 methodology to calculate provisions requirements of Credicorp.

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Wholesale Banking – Delinquency ratios

(i)	The QoQ analysis shows a slight increase in the volume of IOLs in Wholesale Banking and a significant increase in the level of NPLs, which was mainly due to the execution of a performance bond, as mentioned above. In this context, the IOL ratio remained relatively stable while the NPL ratio rose +20 bps QoQ and +57 pbs YoY. The refinanced loan of the client described above increased the Wholesale Banking NPL ratio in +7 bps QoQ. In YTD terms, the executions of the performance bonds and the consequent refinancing of debt registered in the second and third quarter affected the NPL ratio of this segment in +41 bps.

BCP Bolivia – Delinquency ratios

(ii)	BCP Bolivia reported IOL and NPL ratios that were relatively stable both QoQ and YoY; nevertheless, the cost of risk increased QoQ given that the level posted in 2Q18 was unusually low.

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SME-Business – Delinquency ratios

(iii)	Given that loan origination in the SME-Business segment is affected by seasonality, it is important to focus on the YoY analysis, with shows that traditional delinquency ratios for the IOL and NPL portfolios increased +97 bps and +114 bps respectively. This scenario was driven by growth in the IOL portfolio, which was mainly due to a deterioration in the situation of some specific clients, who have been transferred to the workout unit, and to the deceleration of loan growth of the portfolio. It is important to note that the risk quality indicators for this segment remain comfortably within the risk appetite defined for this segment, which in turn aims to maximize the portfolio’s profitability while balancing risk quality and loan growth.

SME - Pyme – Delinquency ratios

(iv)	In the SME-Pyme portfolio, it is important to analyze the early delinquency ratio, which excludes loans that are overdue less than 60 days (volatile loans whose percentage of recovery is very high) and those overdue more than 150 days (loans that have been provisioned but which cannot be written off due to the existence of real estate collateral- commercial properties that take five years on average to liquidate).

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Since the beginning of the second half of 2014, early delinquency has followed a downward trend YoY. This is in line with on-going improvement in the risk quality of vintages after adjustments were made in the SME-Pyme business model. The impact of these adjustments became more evident since the vintages of 2015. In 3Q18, early delinquency rose slightly YoY, which reflected Credicorp’s decision to enter segments with slightly higher risk to maximize the portfolio’s profitability while balancing risk quality and loan growth, but always within the risk framework defined by the organization. It is important to note that since 2017, this segment has situated “comfortably” within the risk appetite defined for the segment.

Mortgage – Delinquency ratios

(v)	In terms of Mortgage loans, it is important to note that these ratios are also affected by the existence of real estate collateral and foreclosure takes around 5 years. During this period, these loans cannot be written-off, even when they are fully provisioned.

The traditional delinquency rates remained relatively stable both QoQ and YoY in line with the higher growth rate of the total portfolio given the acceleration in the origination of mortgage loans, as a result of the strategy of entering segments with a little more risk to maximize the profitability of the portfolio, always within the risk appetite of the organization.

The early delinquency ratio, which excludes the effect of loans that are over 150 days overdue, was relatively stable QoQ and YoY. It is important to note that this indicator is within the average levels observed over the past two years and is within the organization’s risk appetite.

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Consumer – Delinquency ratios

(vi)	In the Consumer portfolio, the portfolio’s risk profile continues to improve in comparison to the level posted by vintages from 2015 or before, which led to the delinquency problem. This improvement has been achieved due to the different initiatives for risk management and collections that are in place today. The portfolio’s new composition reflects the calibrated profile generated by the change in the admissions risk policy.

Early delinquency decreased slightly -15 bps QoQ and -42 bps YoY to situate at its lower level since 2013, prior to the deterioration in risk quality. In this context, we have carried out a strategy to accelerate the pace of growth to maximize the portfolio’s profitability while preserving the organization’s risk appetite. Therefore, as you can see in the graph at the top, during 2018 this segment has accelerated its pace of growth, however there is still room to continue growing at a faster pace.

The traditional ratios for delinquency fell both QoQ and YoY mainly due to the higher growth rate of the total portfolio, given the adjustments in the origination guidelines and the development of campaigns with better offers for customers, all of the above in line with the strategy of accelerating the growth of this segment. Additionally, the IOL and NPL ratios reduced QoQ and YoY due to the reduction of the IOL portfolio in line with the continuous improvement in risk quality of the new vintages. It is important to note that the Consumer portfolio is within the organization’s risk appetite.

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Credit Card – Delinquency ratios

(vii)	In the Credit Card segment, early delinquency fell QoQ and YoY, situating within the organization’s risk appetite. This reflects (i) an acceleration in the pace of growth of total loans and, (ii) the improvement in the risk quality of new vintages and in the portfolio mix after corrective measures were taken to address the delinquency problem that emerged at the end of 2015.

Mibanco – Delinquency ratios

(viii)	The IOL and NPL ratios were relatively stable QoQ but increased YoY due to growth in internal overdue loans, as explained in section 3.1. Provisions for loan losses. It is noteworthy to mention that Mibanco has already implemented most of the adjustments that are necessary to fine-tune the balance between loan origination and collections.

The aforementioned led to an increase in the CofR both QoQ and YoY. It is important to note that the business’s risk quality indicators continue to fall within Mibanco’s risk appetite.

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4.	Net Interest Income (NII)

In 3Q18, NII, the main source of income, expanded +4.1% QoQ and +6.0% YoY, which represents an improvement with regard to the evolution registered in 2Q18 (0.9% QoQ and +4.8% YoY). This favorable evolution is due primarily to: (i) growth in interest income, mainly due to the expansion in average daily loan balances; and (ii) the decrease in interest expenses, which was attributable to lower interest expense on deposits and to a contraction in the volume of substitution and expansion repos from BCRP. The aforementioned led NIM to increase +26 bps QoQ and +22 bps YoY, and to remain relatively stable in YTD terms.

Net interest income	Quarter			% change		YTD		% change
S/ 000	3Q17	2Q18	3Q18	QoQ	YoY	Sep 17	Sep 18	Sep 18 / Sep 17
Interest income	2,768,798	2,812,623	2,894,654	2.9%	4.5%	8,224,478	8,497,204	3.3%
Interest on loans	2,396,969	2,462,973	2,538,591	3.1%	5.9%	7,111,698	7,415,916	4.3%
Dividends on investments	8,530	7,483	10,221	36.6%	19.8%	42,876	26,299	-38.7%
Interest on deposits with banks	21,172	30,875	36,448	18.1%	72.2%	65,048	95,672	47.1%
Interest on securities	330,378	296,995	304,528	2.5%	-7.8%	975,763	925,591	-5.1%
Other interest income	11,749	14,297	4,866	-66.0%	-58.6%	29,093	33,726	15.9%
Interest expense	744,282	749,805	748,193	-0.2%	0.5%	2,218,964	2,244,238	1.1%
Interest on deposits	287,046	295,582	293,512	-0.7%	2.3%	838,673	877,403	4.6%
Interest on borrowed funds	185,962	149,799	148,565	-0.8%	-20.1%	583,595	465,796	-20.2%
Interest on bonds and subordinated notes	203,083	230,561	231,129	0.2%	13.8%	622,147	677,773	8.9%
Other interest expense (1)	68,191	73,863	74,987	1.5%	10.0%	174,549	223,266	27.9%
Net interest income (1)	2,024,516	2,062,818	2,146,461	4.1%	6.0%	6,005,514	6,252,966	4.1%
Risk-adjusted Net interest income (1)	1,646,314	1,749,646	1,706,903	-2.4%	3.7%	4,657,599	5,129,212	10.1%
Average interest earning assets	152,336,614	156,378,249	154,977,714	-0.9%	1.7%	150,033,279	157,200,337	4.8%
Net interest margin (1)(2)	5.32%	5.28%	5.54%	26bps	22bps	5.34%	5.30%	-4bps
NIM on loans (1)(2)	8.20%	7.77%	7.84%	7bps	-36bps	8.01%	7.72%	-29bps
Risk-adjusted Net interest margin (1)(2)	4.32%	4.48%	4.41%	-7bps	9bps	4.14%	4.35%	21bps
Net provisions for loan losses / Net interest income (1)(2)	18.68%	15.18%	20.48%	530bps	180bps	22.44%	17.97%	-447bps

(1) Figures differ from previously reported, please consider the data presented on this report.

(2) Annualized.

4.1. Interest Income

Interest Income - LC	Interest Income – FC
(S/ millions)	(S/ millions)

In the QoQ analysis, the 2.9% increase in Interest Income was due primarily to growth in interest income on loans, which was due primarily to:

(i)	Growth in average daily loan balances (+1.5% QoQ), led by loan expansion in Retail Banking, primarily in the Mortgage and SME segments, accounted for 73% of growth in average daily balances in 3Q18 versus 33% in 2Q18. In this scenario, the volume effect and mix by segment have been more significant in 3Q18 versus 2Q18.

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(ii)	Expansion in average daily loan balances was led by growth in LC loans, whose margins are generally higher than those generated by FC loans. As such, the effect of the currency mix also favored growth in interest income on loans.

(iii)	The aforementioned was partially offset by a negative interest rate effect in LC, which was associated with a downward trend in market rates in LC and with high competition still present in the local environment.

In this context, interest on securities also increased QoQ but to a much lesser extent. This growth was seen mainly in FC and was related to the increase in fair value through other comprehensive income investments (formerly investments available for sale).

In the YoY analysis, interest income growth was +4.5%, which topped the figure reported in 2Q18. Similar to the QoQ scenario, an increase in interest on loans fueled a YoY recovery of this important component of income. The main factors that drove the +5.9% increase YoY in interest income from loans were:

(i)	The volume effect, which was generated by an acceleration in the growth of average daily balances (+9.8% YoY) and by a more favorable mix by segment; in this context, Retail Banking and Mibanco accounted for approximately 45% of growth, as was the case in 2Q18.

(ii)	The currency mix was also favorable given that the increase in average daily balances was due primarily to growth in the LC portfolio.

The aforementioned offset the contraction in interest on securities, which was attributable to a decrease in the fair value through profit or loss investments at BCP, as explained in section 1. Interest-earning assets.

All of the aforementioned also led the YTD result to post more favorable trends; in this context, interest income posted +3.3% growth YTD with regard to the YTD figure posted in September 2017.

4.2. Interest Expenses

Interest Expenses – LC	Interest Expenses – FC
(S/ millions)	(S/ millions)

Interest expenses fell -0.2% QoQ. This was mainly attributable to a decrease in interest expense on deposits. The main factors that drove the -0.7% QoQ drop in interest expenses on deposits are:

(i)	The volume effect, which was attributable to the reduction in total deposits, and the deposit mix given that the high-interest deposits, such as time deposits and severance indemnity deposits, contracted while savings deposits and non-interest-bearing deposits increased.

(ii)	The interest rate effect given that the rates on LC deposits continue to follow a downward trend, in line with the reductions of the reference rate by BCRP in 2018.

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Furthermore, interest expenses on loans also fell, specifically in LC, due to on-going decreases in the volume of substitution and expansion repos from BCRP.

In the YoY analysis, interest expenses grew +0.5%. Growth in this component is attributable to:

(i)	The increase in interest expenses on bonds and subordinated notes that is related to a one-off effect of the cancellation of interest rate swaps for some FC issuances; this decision was taken in a scenario marked by increasing interest rates in dollars. It is important to note that this effect increases expenses for this component to a new level but reduces volatility down the line given that these issuances are at fixed rates.

(ii)	Higher interest expenses on deposits due to YoY growth in deposits, mainly in LC.

The effect of the two factors mentioned above was offset by the decrease in interest expenses on borrowed funds, specifically in LC, which was associated with a drop in the volume of BCRP instruments.

YTD, the variation mirrored the scenario seen YoY. Interest expenses as of September 2018 grew 1.1% over the level reported as of September 2017. This was due primarily to growth in Interest expenses on bonds and subordinated notes and to an increase in interest expenses on deposits. The aforementioned was attenuated by a reduction in interest expenses on borrowed funds.

4.3. Net Interest Margin (NIM) and Risk-Adjusted NIM

Credicorp’s NIM and Risk-Adjusted NIM(1)

(1) Starting on 1Q17, we exclude derivatives from the NII result. For comparative purposes, figures starting from 1Q16 have been recalculated with the new methodology

NIM evolved favorably both QoQ and YoY, which was due to:

(i)	Higher growth in NII (+4.1% QoQ vs 0.9% in 2Q18 and +6.0% YoY vs +4.8% in 2Q18), as explained previously; this was in line with an improvement in loan growth.

(ii)	The slight QoQ drop in average IEAs, which was attributable to a significant decline in Available Funds, as explained in section 1. Interest-earning assets.

(iii)	Higher loan growth in a scenario of a reduction in investments accentuated the change in the composition of IEAs where the share of loans, the most profitable asset, increased to 67% in comparison to 62% in September 2017.

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The risk-adjusted NIM fell -7 bps QoQ in line with the increase in provisions for loan losses; However, YoY the increase in the NII exceeded the increase in provisions, as such, risk-adjusted NIM increased +9 bps.

YTD, NIM fell -4 bps given that average IEA grew at a higher rate than the expansion posted by NII. Nevertheless, it is important to note that the favorable evolution registered QoQ and YoY in 3Q18 helped in reducing the contraction that was reported in the third quarter of this year.

NIM on loans registered a slight recovery QoQ, in line with growth in Retail Banking and SME-Business Loans, primarily in LC. The drop of -36 bps YoY and of -29 bps YTD on the NIM on loans is related to the drop in margins, mainly in LC, given that the same continue to be pressured by high competition in the local market (mainly in Wholesale Banking). Also, an environment marked by a downward trend in LC rates has had a negative impact on the margins of some segments of Retail Banking, namely Mortgage and SME.

It is important to also analyze NIM by subsidiary. The table below contains the interest margins for each of Credicorp’s main subsidiaries.

NIM Breakdown	BCP Stand-alone	Mibanco	BCP Bolivia	ASB	Credicorp (1)
3Q17	4.54%	15.91%	4.18%	2.28%	5.32%
2Q18	4.52%	16.07%	3.73%	2.15%	5.28%
3Q18	4.81%	15.88%	4.03%	2.20%	5.54%
YTD - Sep 17	4.57%	15.60%	4.36%	2.22%	5.34%
YTD - Sep 18	4.55%	15.99%	3.73%	2.20%	5.30%

NIM: Annualized Net interest income / Average period end and period beginning interest earning assets.

(1) Credicorp also includes Credicorp Capital, Prima, Grupo Credito and Eliminations for consolidation purposes.

The QoQ evolution of the global NIM by subsidiary shows an increase in Credicorp’s margin that was mainly attributable to BCP Stand-alone, which represents around 66% of net interest income. In this context, BCP Stand-alone shows clear recovery after several quarters of deterioration.

Mibanco, which represents around 23% of net interest income, posted a slight deterioration in NIM QoQ. This was mainly due to the decrease in LC rates due to competition, which affected the generation of interest income on loans, in a scenario in which we have slowdown loan origination to focus on recovering the effectiveness of collections.

(3) NIM on loans is calculated as follows:

The share of loans within total earning assets is calculated by dividing the average of the beginning and closing balances of total loans for the reporting period, by the average of the beginning and closing balances of the interest earning assets for the reporting period.

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5.	Non-Financial Income

Total non-financial income reported an increase QoQ due to net gain on sales of securities, the result on exchange difference and fee income. The YoY analysis reflects a drop in net gain on sales of securities due to gains on the sale of BCI shares in 3Q17; this was, nevertheless, slightly offset by growth in fee income (+7.5% YoY) and in net gain on foreign exchange transactions (+21.2% YoY), which represent the main sources of non-financial income.

Non-financial income	Quarter			% change		YTD		% change
S/ 000	3Q17	2Q18	3Q18	QoQ	YoY	Sep 17	Sep 18	Sep 18 / Sep 17
Fee income (1)	719,539	766,994	773,529	0.9%	7.5%	2,122,570	2,290,215	7.9%
Net gain on foreign exchange transactions	150,777	180,669	182,777	1.2%	21.2%	477,519	525,741	10.1%
Net gain from associates (2)	(528)	9,506	4,974	-47.7%	N/A	11,469	22,867	99.4%
Net gain on sales of securities (3)	346,122	(8,756)	47,877	N/A	-86.2%	487,094	131,510	-73.0%
Net gain on derivatives	25,713	14,597	674	-95.4%	-97.4%	95,367	14,959	-84.3%
Result on exchange difference	4,028	1,031	8,834	N/A	119.3%	15,403	15,754	2.3%
Other non-financial income	44,733	84,009	67,174	-20.0%	50.2%	183,248	234,059	27.7%
Total non financial income	1,290,384	1,048,050	1,085,839	3.6%	-15.9%	3,392,670	3,235,105	-4.6%

(1) Figures differ from previously reported, please consider the data presented on this report.

(2) Mainly includes the agreement between Grupo Pacifico and Banmedica.

(3) Includes the sale of BCI shares in 3Q17 (S/ 281 million).

	Quarter			% change		YTD		% change
Millions (S/)	3Q17	2Q18	3Q18	QoQ	YoY	Sep 17	Sep 18	Sep 18 / Sep 17
(+) EPS contribution (50%)	5.05	13.29	10.69	-19.6%	111.7%	26.6	37.2	40.1%
(-) Private health insurance deduction (50%)	-5.58	-3.79	-5.71	50.7%	2.4%	-15.1	-14.4	-5.0%
(=) Net gain from associates excluding Non-recurring income / expense	-0.53	9.51	4.97	47.7%	N/A	11.5	22.9	99.4%
(+) Non-recurring income/expense	-	-	-	-	-	-	-	-
(=) Net gain from associates	-0.53	9.51	4.97	-47.7%	N/A	11.5	22.9	99.4%

Non-financial income increased QoQ. This was due primarily to:

(i)	Higher Net gain on sales of securities, mainly at Prima AFP, due a mark-to-market fluctuation in managed funds that had an impact on the profitability of Prima AFP’s legal reserves. Additionally, although to a lesser extent, BCP Stand-alone posted better results, which was due primarily to a recovery after having registered a decline due to the sale of some investments in a context for rising global interest rates in 2Q18.

(ii)	The increase in the Result on exchange difference, which was mainly seen in Credicorp Capital after liabilities depreciated due to a drop in the US dollar in 2Q18.

(iii)	The increase in Fee income, mainly at BCP stand-alone, due to improvements in businesses related to drafts and transfers, SME loans and payments and collections.

The aforementioned was slightly offset by:

(i)	The contraction in Other income, which was due primarily to the fact that in 2Q18, this component reported a gain in Mibanco for the sale of a real estate holding.

(ii)	The loss on Net gain on derivatives at BCP Stand-alone, mainly in the forward business to cover exchange rate exposure for investments in the trading portfolio and trading swaps.

Non-financial income posted a drop YoY due mainly to:

(i)	The contraction in Net gain on sales of securities, which posted a high level in 3Q17 due to income generated by the sale of BCI shares (S/.281 million).

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The aforementioned attenuated:

(i)	The increase in Fee income, mainly at BCP Stand-alone, due to an increase in drafts and transfers, credit cards and payments and collections.

(ii)	The increase in Net gain on foreign exchange transactions at BCP Stand-alone due to an increase in volumes of FX transactions and, to a lesser extent, to the margin obtained despite a scenario of low volatility in the exchange rate this quarter.

(iii)	Other income at BCP Stand-alone, mainly for reimbursements from Sunat and from the sale of real estate properties located in Callao, Limatambo branch and Los Jazmines branch.

In YTD terms (Jan-Sep18 vs Jan-Sep17), non-financial income posted significant growth in the following accounts:

(i)	Fee income, mainly due to an increase in fee income at BCP Stand-alone and, to a lesser degree, at Mibanco,

(ii)	Net gain on foreign exchange transactions at BCP Stand-alone due to an increase in FX transactions and, to a lesser extent, to the margin obtained despite the low volatility seen in the exchange rate thus far this year.

The aforementioned attenuated the contraction in net gain on the sale of securities, which posted a high level in 3Q17 due to income from the sale of BCI shares. In this context, non-financial income contracted -4.6% in accumulated terms.

5.1. Fee Income

5.1.1. By subsidiary

The figure below shows the contribution of each of Credicorp’s subsidiaries to growth in Credicorp’s fee income in 3Q18:

Evolution of fee income QoQ by subsidiary (S/ Million)

* Others include Grupo Pacifico and eliminations for consolidation purposes.

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The figure below shows the YoY evolution of fee income by subsidiary:

Evolution of fee income YoY by subsidiary (S/ Million)

* Others include Grupo Pacifico and eliminations for consolidation purposes.

5.1.2. Banking Business

Composition of Fee Income in the Banking Business

Fee Income	Quarter			% change		YTD		% change
S/ 000	3Q17	2Q18	3Q18	QoQ	YoY	Sep 17	Sep 18	Sep 18 / Sep 17
Miscellaneous accounts (1)	178,868	178,172	177,960	-0.1%	-0.5%	523,436	533,388	1.9%
Credit cards (2)	68,748	74,153	73,792	-0.5%	7.3%	213,111	219,186	2.9%
Drafts and transfers	47,590	55,136	59,121	7.2%	24.2%	131,022	163,223	24.6%
Personal loans (2)	26,809	23,401	23,119	-1.2%	-13.8%	75,534	69,418	-8.1%
SME loans (2)	12,625	15,171	17,342	14.3%	37.4%	45,864	49,562	8.1%
Insurance (2)	19,540	20,489	21,509	5.0%	10.1%	56,353	61,627	9.4%
Mortgage loans (2)	11,181	9,763	10,083	3.3%	-9.8%	31,718	29,028	-8.5%
Off-balance sheet (3)	49,225	51,376	51,559	0.4%	4.7%	136,602	154,480	13.1%
Payments and collections (3)	99,570	102,492	104,346	1.8%	4.8%	291,521	304,616	4.5%
Commercial loans (3)(4)	21,287	19,400	20,566	6.0%	-3.4%	57,014	60,562	6.2%
Foreign trade (3)	10,462	10,714	11,850	10.6%	13.3%	32,602	30,189	-7.4%
Corporate finance and mutual funds (4)	12,114	15,234	13,425	-11.9%	10.8%	45,985	44,046	-4.2%
ASB (4)	6,983	7,917	7,450	-5.9%	6.7%	13,419	16,654	24.1%
Others (4)(5)	56,393	60,805	60,477	-0.5%	7.2%	152,118	182,347	19.9%
Total fee income	621,394	644,223	652,597	1.3%	5.0%	1,806,299	1,918,325	6.2%

Source: BCP

(1) Saving accounts, current accounts, debit card and master account.

(2) Mainly Retail fees.

(3) Mainly Wholesale fees.

(4) Figures differ from previously reported, please consider the data presented on this report.

(5) Includes fees from BCP Bolivia, Mibanco, network usage and other services to third parties, among others.

In the QoQ analysis, fee income from the banking business increased 1.3% QoQ, mainly due to:

(i)	The improvement in transactional activity, which was reflected in growth in Drafts and Transfers and Payments and Collections.

(ii)	The increase in SME Loans due to regularizations in expenses for credit life insurance.

(iii)	The increase in Commercial Loans due to higher commissions associated with Leasing.

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The aforementioned offset the contraction in commissions from Corporate Finance and mutual funds.

In the YoY analysis, +5.0% growth was attributable to:

(i)	The improvement in Drafts and Transfers due to the El Nino Phenomenon campaign, which began at the end of 1Q17. Despite the slowdown that was expected at the end of December, this component continues to post growth.

(ii)	The increase in Credit Cards, due to a higher volume of transactions.

(iii)	A higher level of Payments and Collections due to due to the recovery that this service posted after having registered a decline in previous quarters due to the El Nino Phenomenon.

(iv)	The increase in SME loans due to the recovery that this service posted after having registered a decline in 3Q17 (in the month of August) due to property insurance payments by clients affected by FEN.

(v)	The increase in Others, mainly attributable to Mibanco, where the increase was due to a change in the methodology to calculate the penalty for late loan payments. It is important to note that previously, this penalty was charged through moratorium interest but now, fixed commissions are used.

The aforementioned offset the drop-in income from Personal loans after a change was made to how commissions are charged. Starting November 2017, these commissions are charged on the second day of overdue instead of the first day.

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6.	Insurance Underwriting Result

The insurance underwriting result fell -4.0% QoQ due to an increase in net claims in both the property and casualty (P&C) and life business; this was mitigated by an increase in the net earned premium for the life insurance business. In the YoY analysis, the underwriting result fell -12.1% due to an increase in the net claims and acquisition cost in both businesses, which was mitigated by an increase in the net earned premium mainly through life business and to a lesser extent in property and casualty business.

Insurance underwriting result	Quarter			% change		YTD		% change
S/ 000	3Q17	2Q18	3Q18	QoQ	YoY	Sep 17	Sep 18	Sep 18 / Sep 17
Net earned premiums	473,457	511,960	523,077	2.2%	10.5%	1,405,136	1,543,239	9.8%
Net claims	(275,722)	(300,845)	(318,644)	5.9%	15.6%	(834,951)	(914,234)	9.5%
Acquisition cost (1)	(74,776)	(98,556)	(96,382)	-2.2%	28.9%	(198,502)	(292,486)	47.3%
Total insurance underwriting result	122,959	112,559	108,051	-4.0%	-12.1%	371,683	336,519	-9.5%

(1) Includes net fees and underwriting expenses.

Total underwriting result by business

(S/ millions)

The QoQ drop in the underwriting result was attributable to both businesses. In the life insurance business, was associated with (i) an increase net claims for Group Life, AFP and Annuities lines; and (ii) higher commissions in Credit Life. This impact was attenuated by an increase in the net earned premiums in Annuities and Credit life. In P&C business, the underwriting result was associated with an increase in net claims in Personal Lines and Medical Assistance; this was mitigated by a decrease in the underwriting expense in Commercial Lines.

In the YoY analysis, the underwriting result in P&C business fell due to (i) an increase in net claims in Medical Assistance and Personal Lines; (ii) higher acquisition costs in Medical Assistance and Commercial Lines. While on life insurance business, there is a net effect of higher net earned premium mitigated by higher claims and acquisition costs.

In the accumulated analysis (September 2018 vs September 2017), the underwriting result in 2018 fell -9.5% which was due primarily to an increase in net claims of both life and P&C business; and to a higher acquisition cost due to (i) an increase in life insurance commissions, and (ii) lower underwriting income due to the concept of policy fee reclassified as written premium. This was mitigated by the higher premiums in life insurance.

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6.1. Net earned premiums

Written premiums by business	Net earned premiums by business
(S/ millions)	(S/ millions)

Written premiums increased +3.1 QoQ; in property and casualty and life business due to:

(i)	In P&C business, was mainly attributable in Commercial Lines (fire and technical risks); and in Personal Lines through Home Mortgage(4); this was slightly attenuated by a decrease in Medical Assistance.

(ii)	In life insurance business, mainly through the Annuities segment due to an increase in the number of policies sold and Group Life line.

Net earned premiums increased 2.2% QoQ, mainly in life insurance through Credit life and Group life.

In the YoY analysis, Written premiums increased +19.9% primarily through the life insurance business, which was associated with the higher sales of “Renta Flex” and higher premiums in Credit life due to a growth in alliances´ channels; and in the P&C business due to an increase in Medical Assistance and Personal Lines because of Home Mortgage and Credit Card Protection products.

In the YoY analysis, net earned premiums increased 10.5% both in life insurance and in the P&C business. The increase in the life insurance business was registered in Credit life through the “alliance channels” and in Group Life given that extraordinary income was reported in 3Q18. In P&C, was attributable to Medical Assistance because of higher written premiums and lower technical reserves and in Personal Lines.

In the accumulated analysis (September 2018 vs September 2017), written premiums increased +16.5% with regard to 2017 mainly attributable to life insurance business and was associated with an increase in premiums from Annuities and Credit Life and in the P&C business to Medical Assistance.

(4) Home insurance for material damages caused by natural disasters or provoked by man in fortuitous situations.

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6.2. Net claims

Net claims by business

(S/ millions)

Net claims increase +5.9% QoQ in life and P&C business. Growth in life insurance was registered in (i) Group Life due to an increase in IBNR (incurred but not reported) reserves; (ii) in AFP due to an increase in reported cases and a decrease in the discount rates used to calculate claims; and, (iii) in Annuities due to pension payments for the “Renta Flex” product. In the P&C business the increase was registered in (i) Personal Lines for higher number of cases reported in Credit Card Protection product and, (ii) Medical Assistance due to growth in the number of reported cases on international coverage and oncological insurance.

In the YoY analysis, net claims increased +15.6% in P&C and in life business. In P&C, the increase was attributable in Medical Assistance, due to growth in the number of cases received, and in Car line. In life insurance growth was attributable to: (i) pensions linked to the “Renta Flex” product in Annuities; (ii) a drop in discount rates used to calculate claims in the AFP line; and iii) Group Life line.

In the accumulated analysis (September 2018 vs September 2017), the net claims increased +9.5% in Life Insurance business associated to Annuities and AFP lines; and Medical Assistance an Car line in P&C business

6.3. Acquisition cost

Acquisition cost by Business

(S/ millions)

36

Acquisition cost	Quarter			% change		YTD		% change
S/ 000	3Q17	2Q18	3Q18	QoQ	YoY	Sep 17	Sep 18	Sep 18 / Sep 17
Net fees	(52,986)	(68,888)	(69,817)	1.3%	31.8%	(156,330)	(205,520)	31.5%
Underwriting expenses	(34,386)	(30,914)	(27,773)	-10.2%	-19.2%	(83,107)	(91,320)	9.9%
Underwriting income	12,596	1,246	1,208	-3.0%	-90.4%	40,935	4,354	-89.4%
Acquisition cost	(74,776)	(98,556)	(96,382)	-2.2%	28.9%	(198,502)	(292,486)	47.3%

The acquisition cost fell -2.2% QoQ due to a drop in the underwriting expenses in P&C business attributable to the decrease in provisions for uncollectible reinsurance premiums in the Commercial lines. The aforementioned was attenuated by higher commission in Credit Life for premiums sold through the Alliance channel.

In the YoY analysis, the acquisition cost increased due to:

(i)	Higher commissions in the life insurance lines due to an increase in sales in Credit Life through the Alliance channel.

(ii)	A reduction in the underwriting income, which is explained by a change in the nature of the policy fee, which was previously classified in this concept, but it is currently considered as part of written premiums and accrues over 12 months.

In the accumulated analysis (September 2018 vs September 2017), acquisition costs increased +47.3%. This was primarily attributable to an increase in commissions in the life insurance business via Credit Life and to a decrease in the underwriting income for both the life and P&C businesses due to a change in how the policy fee is reported (as explained above).

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7.	Operating Expenses and Efficiency

Credicorp’s efficiency ratio improved QoQ (-40 bps) and YoY (-20 bps) but deteriorated 30 bps with regard to the accumulated result at the end of September 2017. The YoY effect was attributable to the fact that growth in operating income outpaced growth in operating expenses. YTD, the deterioration in the efficiency ratio was due to an increase in operating expenses, which was attributable to an expansion in salaries and administrative and general expenses, mostly at BCP, and in acquisition cost from the insurance business.

Total expenses	Quarter			% change		YTD		% change
S/ 000	3Q17	2Q18	3Q18	QoQ	YoY	Sep 17	Sep 18	Sep 18 / Sep 17
Salaries and employees benefits	760,441	780,827	794,634	1.8%	4.5%	2,260,206	2,352,806	4.1%
Administrative, general and tax expenses	534,204	560,514	577,291	3.0%	8.1%	1,563,724	1,634,180	4.5%
Depreciation and amortizacion	114,799	115,729	114,613	-1.0%	-0.2%	344,644	347,041	0.7%
Other expenses	35,693	66,770	20,006	-70.0%	-43.9%	136,860	136,101	-0.6%
Total expenses	1,445,137	1,523,840	1,506,544	-1.1%	4.2%	4,305,434	4,470,128	3.8%
Acquisition cost (1)	74,776	98,556	96,382	-2.2%	28.9%	123,726	196,104	58.5%
Operating income (2)	3,397,502	3,547,575	3,640,326	2.6%	7.1%	10,132,978	10,665,741	5.3%
Operating expenses (3)	1,484,220	1,555,626	1,582,920	1.8%	6.6%	4,367,076	4,626,513	5.9%
Reported efficiency ratio (4)	43.7%	43.9%	43.5%	-40 bps	-20 bps	43.1%	43.4%	30 bps
Operating expenses / Total average assets (5)	3.62%	3.69%	3.77%	8 bps	15 bps	3.62%	3.64%	-3 bps

(1) The acquisition cost of Pacífico iIncludes net fees and underwriting expenses.

(2) Operating income = Net interest income + Fee income + Gain on foreign exchange transactions + Net gain from associates + Net premiums earned + Net gain on derivatives+ Result on exchange difference.

(3) Operating expenses = Total expenses + Acquisition cost - Other expenses.

(4) Operating expenses / Operating income.

(5) Annualized operating currency / Average of Total Assets. Average is calculated with period-beginning and period-ending balances.

In the QoQ analysis, the improvement in efficiency took place in a context in which the 2.6% increase in operating income outpaced 1.8% growth in operating expenses (1.8%). It is important to note that operating expenses are affected by seasonality and as such, the YoY analysis paints a cleared picture of the business result.

In the YoY analysis, the efficiency ratio improved -20 bps, which was mainly attributable to the evolution of operating income, which reflects:

(i)	The increase of the net interest income, as explained in section 4.1 Net interest income (NII)

(ii)	The increase in fee income for financial services, mainly at BCP and in the draft and transfer business.

(iii)	Growth in net earned premiums at Pacifico was seen in P&C and Life insurance businesses, as indicated in section 6.1 Net earned premiums.

In terms of operating expenses, the YoY increase reflects:

(i)	The higher employee salaries and benefits; which was primarily attributable to BCP Stand-alone and due to an increase in the variable income paid to employees through productivity and performance bonuses.

(ii)	Higher administrative and general expenses, which will be explained later in the text.

(iii)	The increase in the acquisition cost due to factors explained in section 6.3 Acquisition Cost.

The YTD analysis reveals a deterioration of 30 bps, mainly due to an expansion in salaries and administrative and general expenses, mostly at BCP, and in acquisition cost from the insurance business.

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7.1. Credicorp’s Administrative, General and Tax Expenses

Credicorp’s administrative, general and tax expenses

Administrative, general and tax expenses	Quarter						% change		YTD		% change
S/ 000	3Q17%		2Q18%		3Q18%		QoQ	YoY	Sep 17	Sep 18	Sep 18 / Sep 17
Marketing	68,432	13%	71,303	13%	75,489	13%	5.9%	10.3%	193,627	210,599	8.8%
Taxes and contributions	55,544	10%	59,295	11%	60,213	10%	1.5%	8.4%	159,527	175,755	10.2%
Insfrastructure	63,131	12%	70,408	13%	69,427	12%	-1.4%	10.0%	193,139	201,422	4.3%
Minor expenses(1)	53,465	10%	42,538	8%	54,952	10%	29.2%	2.8%	163,439	133,747	-18.2%
Systems outsourcing	54,255	10%	56,770	10%	58,283	10%	2.7%	7.4%	164,896	165,889	0.6%
Programs and systems	72,197	14%	62,295	11%	67,685	12%	8.7%	-6.2%	185,566	188,789	1.7%
Communications	21,398	4%	21,301	4%	19,816	3%	-7.0%	-7.4%	62,821	60,365	-3.9%
Rent	43,633	8%	45,238	8%	44,605	8%	-1.4%	2.2%	133,457	133,320	-0.1%
Consulting	25,958	5%	36,888	7%	47,084	8%	27.6%	81.4%	105,700	113,444	7.3%
Channels	52,630	10%	54,964	10%	58,127	10%	5.8%	10.4%	144,632	160,893	11.2%
Others (1)(2)	23,562	4%	39,513	7%	21,610	4%	-45.3%	-8.3%	56,920	89,956	58.0%
Total administrative, general and tax expenses	534,204	100%	560,514	100%	577,291	100%	3.0%	8.1%	1,563,724	1,634,180	4.5%

(1) Since 1Q18, the minor expenses account has decreased because it no longer includes the transfer cost between Pacífico EPS and Pacífico Vida and the others account has increased because it no longer considers the elimination of those expenses..

(2) Others include ASB, BCP Bolivia, Grupo Credito and eliminations for consolidation.

The QoQ increase in administrative and general expenses and taxes was attributable to:

(i)	An increase minor expenses at BCP Stand-alone due to growth in expenses for legal advisory services and donations to the BCP scholarship program, which offers assistance to outstanding students throughout the country so that they can study at the country’s best universities and institutes.

(ii)	The increase in expenses for consultants at BCP Stand-alone for three projects (i) to optimize the bank’s distribution model and improve the client’s experience, (ii) identify opportunities to optimize the bank’s processes reimagining them by using cutting-edge technology and (iii) the Digital Risk project to create new capacities to manage risk inherent to the process.

(iii)	Increase in expenses for programming and systems, mainly at Prima AFP given that last quarter, after a reversal was posted in the provisions expense. In this context, last quarter’s expenses were lower than usual.

In the YoY analysis, the increase was due primarily to:

(i)	An increase in consultancy expenses at BCP Stand-alone (outlined above);

(ii)	Higher expenses for marketing at BCP Stand-alone due to an increase in expenses for the LATAM miles program and advertising expenses for different campaigns that took place during the quarter and, to a lesser extent, to advertising expenses at Mibanco;

(iii)	Higher expenses in the infrastructure account (which includes expenses for security personnel and maintenance) due to an increase in the minimum wage since May 2018.

In YTD terms, the increase was due to higher marketing expenses at BCP Stand-alone and to an increase in the payments that BCP makes for LATAM miles; higher expenses in the channels, particularly for commissions paid to Agentes BCP, which was in line with growth in income for drafts and transfers as explained in section 5.1.2; and, to a lesser extent, to an increase in infrastructure expenses as explained in the YoY analysis.

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7.2. Operating Expenses / Total Average Assets Ratio

The operating expenses/total average assets ratio increased QoQ due to seasonality in operating expenses and to a slight decrease in total average assets. In the annual analysis, the deterioration is due to a larger increase, proportionally speaking, in operating expenses versus growth in total average assets, for the reasons described above.

Operating Expenses / Total Average Assets Ratio

The figure below shows the evolution of the variation of operating expenses with regard to average assets over the last 5 years. It is important to note that the levels obtained over the last few years have improved in comparison to 2014. This is mainly due to on-going control and management of operating expenses in a low-growth context for assets and for loans, particularly in 2016 and 2017.

% of Change QoQ of Operating Expenses and Total Average Assets

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7.3.	Efficiency Ratio

Efficiency Ratio by Subsidiary (1)

	BCP		BCP		Grupo		Credicorp
	Stand-alone	Mibanco	Bolivia	ASB (2)	Pacifico	Prima	Capital (3)	Credicorp
3Q17	41.1%	48.4%	55.6%	19.0%	31.0%	51.3%	106.9%	43.7%
2Q18	40.9%	49.0%	65.9%	24.4%	31.9%	43.0%	106.8%	43.9%
3Q18	42.7%	46.0%	60.9%	23.8%	30.9%	45.3%	99.9%	43.5%
Var. QoQ	180 bps	-300 bps	-500 bps	-60 bps	-100 bps	230 bps	-690 bps	-40 bps
Var. YoY	160 bps	-240 bps	530 bps	480 bps	-10 bps	-600 bps	-700 bps	-20 bps

YTD - Sep 17	40.5%	52.5%	55.8%	21.1%	28.5%	46.0%	99.0%	43.1%
YTD - Sep 18	41.0%	48.2%	63.5%	23.9%	31.5%	46.0%	107.7%	43.4%
% change Sep 18 / Sep 17	50 bps	-430 bps	770 bps	280 bps	300 bps	0 bps	870 bps	30 bps

(1) (Total expenses + acquisition cost - other expenses) / (Net interest income + fee income + Net gain on foreign exchange transactions + Result on exchange difference + Net gain on derivates + Net gain from associates + Net earned premiums).

(2) The figure of the 3Q17 differ from previously reported, please consider the data presented on this report.

(3) The efficiency ratio of Credicorp Capital, under Credicorp´s methodology, is around 100% because it does not include all the components of its core income (operating income + net gain on sales of securities). If we include all of Credicorp Capital´s core income, the efficiency ratio will be situated between 75%-85% over the last few quarters.

Due to the marked seasonality of operating expenses, the QoQ analysis reflects an improvement in Credicorp’s operating efficiency given that growth in operating income outpaced growth in operating expenses, as explained above.

In the YoY analysis, which eliminates the aforementioned seasonality, an improvement in Credicorp’s efficiency is also evident. This is due primarily to the improvement in operating efficiency at Mibanco, which was attributable to a drop expenses for consultants when expenses from last quarter were reversed. The aforementioned attenuated the deterioration in efficiency at BCP Stand-alone due to an increase in administrative and general expenses and in taxes for the reasons discussed in section 7.1. Credicorp – Administrative and general expenses and taxes and, to a lesser extent, due to an increase in employee salaries, mainly in the variable salary component.

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8.	Regulatory Capital

8.1.	Regulatory Capital – BAP

Regulatory Capital and Capital Adequacy Ratios	As of			% change
S/ 000	Sep 17	Jun 18	Sep 18	QoQ	YoY
Capital Stock	1,318,993	1,318,993	1,318,993	0.0%	0.0%
Treasury Stocks	(208,968)	(208,754)	(207,994)	-0.4%	-0.5%
Capital Surplus	271,124	248,535	249,397.74	0.3%	-8.0%
Legal and Other capital reserves (1)	15,883,350	17,555,309	17,576,109	0.1%	10.7%
Minority interest (2)	348,646	313,149	311,469	-0.5%	-10.7%
Loan loss reserves (3)	1,310,325	1,389,348	1,476,168	6.2%	12.7%
Perpetual subordinated debt	816,250	818,000	660,000	-19.3%	-19.1%
Subordinated Debt	5,013,769	4,479,672	4,680,739	4.5%	-6.6%
Investments in equity and subordinated debt of financial and insurance companies	(615,630)	(584,750)	(604,352)	3.4%	-1.8%
Goodwill	(636,671)	(635,829)	(635,968)	0.0%	-0.1%
Deduction for subordinated debt limit (50% of Tier I excluding deductions) (4)	-	-	-	-	-
Deduction for Tier I Limit (50% of Regulatory capital) (4)	-	-	-	-	-
Total Regulatory Capital (A)	23,501,188	24,693,674	24,824,563	0.5%	5.6%
Tier I (5)	12,669,949	13,632,682	13,464,685	-1.2%	6.3%
Tier II (6) + Tier III (7)	10,831,239	11,060,992	11,359,878	2.7%	4.9%
Financial Consolidated Group (FCG) Regulatory Capital Requirements	16,605,849	18,561,511	19,110,797	3.0%	15.1%
Insurance Consolidated Group (ICG) Capital Requirements	903,684	952,127	983,100	3.3%	8.8%
FCG Capital Requirements related to operations w ith ICG (8)	(246,221)	(296,132)	(225,561)	-23.8%	-8.4%
ICG Capital Requirements related to operations w ith FCG (9)	-	-	-	-	-
Total Regulatory Capital Requirements (B)	17,263,312	19,217,507	19,868,336	3.4%	15.1%
Regulatory Capital Ratio (A) / (B)	1.36	1.28	1.25
Required Regulatory Capital Ratio (10)	1.00	1.00	1.00

(1) Legal and other capital reserves include restricted capital reserves (S/ 12,071 million) and optional capital reserves (S/ 5,505 million).

(2) Minority interest includes Tier I (S/ 311 million)

(3) Up to 1.25% of total risk-weighted assets of Banco de Credito del Peru, Solucion Empresa Administradora Hipotecaria, Mibanco and Atlantic Security Bank.

(4) Tier II + Tier III cannot be more than 50% of total regulatory capital.

(5) Tier I = capital + restricted capital reserves + Tier I minority interest - goodwill - (0.5 x investment in equity and subordinated debt of financial and insurance companies) + perpetual subordinated debt.

(6) Tier II = subordinated debt + TierII minority interest tier + loan loss reserves - (0.5 x investment in equity and subordinated debt of financial and insurance companies).

(7) Tier III = Subordinated debt covering market risk only.

(8) Includes regulatory capital requirements of the financial consolidated group.

(9) Includes regulatory capital requirements of the insurance consolidated group.

(10) Regulatory Capital / Total Regulatory Capital Requirements (legal minimum = 1.00).

Credicorp’s Total Regulatory Capital registered a slight increase of 0.5% QoQ, mainly due to growth of subordinated debt. However, YoY growth was situated at 5.6% as a result of the increase in legal and other capital reserves, which grow in March in every year with the capitalization of earnings.

With regards to the Regulatory Capital Ratio, Credicorp maintained a comfortable level at the end of 3Q18, which represented 1.25 times the capital required by the regulator in Peru. This ratio fell slightly QoQ due to an increase in the Total Regulatory Capital Requirement (+3.4% QoQ), which was primarily due to an expansion in the financial business due to favorable loan growth at BCP Consolidated.

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8.2. Regulatory Capital – BCP Stand-alone based on Peru GAAP

Regulatory Capital and Capital Adequacy Ratios	As of			% change
S/ 000	Sep 17	Jun 18	Sep 18	QoQ	YoY
Capital Stock	7,933,342	8,770,365	8,770,365	0.0%	10.6%
Legal and Other capital reserves	3,885,494	4,184,303	4,184,309	0.0%	7.7%
Accumulated earnings with capitalization agreement	-	-	-	-	-
Loan loss reserves (1)	1,157,365	1,175,836	1,190,912	1.3%	2.9%
Perpetual subordinated debt	734,625	654,400	660,000	0.9%	-10.2%
Subordinated Debt	4,492,968	4,098,116	4,133,057	0.9%	-8.0%
Unrealized profit (loss)	-	-	-	-	-
Investment in subsidiaries and others, net of unrealized profit and net income	(1,240,854)	(1,323,742)	(1,323,808)	0.0%	6.7%
Investment in subsidiaries and others	(1,478,915)	(1,728,854)	(1,845,441)	6.7%	24.8%
Unrealized profit and net income in subsidiaries	238,060	405,113	521,633	28.8%	119.1%
Goodwill	(122,083)	(122,083)	(122,083)	0.0%	0.0%
Total Regulatory Capital	16,840,857	17,437,194	17,492,752	0.3%	3.9%
Off-balance sheet	31,827,183	81,688,289	83,769,728	2.5%	163.2%
Tier 1 (2)	11,810,950	12,825,113	12,830,686	0.0%	8.6%
Tier 2 (3) + Tier 3 (4)	5,029,906	4,612,081	4,662,065	1.1%	-7.3%
Total risk-weighted assets	102,972,396	115,681,027	117,083,174	1.2%	13.7%
Market risk-weighted assets (5)	1,757,740	1,118,132	1,256,762	12.4%	-28.5%
Credit risk-weighted assets	92,589,212	105,677,561	106,878,174	1.1%	15.4%
Operational risk-weighted assets	8,625,445	8,885,333	8,948,239	0.7%	3.7%
Adjusted Risk-Weighted Assets	102,362,554	114,929,164	116,212,161	1.1%	13.5%
Total risk-weighted assets	102,972,396	115,681,027	117,083,174	1.2%	13.7%
(-) RWA Intangible assets, excluding goodwill.	609,842	1,334,862	1,426,100	6.8%	133.8%
(+) RWA Deferred tax assets generated as a result of temporary differences in income tax, in excess of 10% of CET1	-	582,998	555,087	-4.8%	-
(-) RWA Deferred tax assets generated as a result of past losses	-	-	-	-	-
Total capital requirement	12,778,437	14,402,739	15,012,149	4.2%	17.5%
Market risk capital requirement (5)	175,774	111,813	125,676	12.4%	-28.5%
Credit risk capital requirement	9,258,921	10,567,756	10,687,817	1.1%	15.4%
Operational risk capital requirement	862,544	888,533	894,824	0.7%	3.7%
Additional capital requirements	2,481,198	2,834,636	3,303,831	16.6%	33.2%
Capital ratios
Tier 1 ratio (6)	11.47%	11.09%	10.96%
Common Equity Tier 1 ratio (7)	11.93%	11.11%	11.61%
BIS ratio (8)	16.35%	15.07%	14.94%
Risk-weighted assets / Regulatory capital	6.11	6.63	6.69

(1) Up to 1.25% of total risk-weighted assets.

(2) Tier 1 = Capital + Legal and other capital reserves + Accumulated earnings with capitalization agreement + (0.5 x Unrealized profit and net income in subsidiaries) - Goodwill - (0.5 x Investment in subsidiaries) + Perpetual subordinated debt (maximum amount that can be included is 17.65% of Capital + Reserves + Accumulated earnings with capitalization agreement + Unrealized profit and net income in subsidiaries - Goodwill).

(3) Tier 2 = Subordinated debt + Loan loss reserves + (0.5 x Unrealized profit and net income in subsidiaries) - (0.5 x Investment in subsidiaries).

(4) Tier 3 = Subordinated debt covering market risk only. Tier 3 exists since 1Q10.

(5) It includes capital requirement to cover price and rate risk.

(6) Tier 1 / Risk-weighted assets

"(7) Common Equity Tier I = Capital + Reserves – 100% of applicable deductions (investment in subsidiaries, goodwill, intangibles and net deferred taxes that rely on future profitability) + retained earnings + unrealized gains.

Adjusted Risk-Weighted Assets = Risk-weighted assets - (RWA Intangible assets, excluding goodwill, + RWA Deferred tax assets generated as a result of temporary differences in income tax, in excess of 10% of CET1, + RWA Deferred tax assets generated as a result of past losses)."

(8) Regulatory Capital / Risk-weighted assets (legal minimum = 10% since July 2011)

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At the end of 3Q18, the BIS ratio was situated at 14.94%, which fell below the figure reported at the end of 2Q18 (15.07%). It is important to note that this ratio reaches its highest point every 1Q when the Annual General Meeting of Shareholders approves the capitalization of retained earnings and the constitution of special reserves and restricted special reserves as part of the plan to distribute the net income attained the previous year. The drop in the BIS ratio was due to the increase in risk-weighted assets (+1.2% QoQ) generated by loan growth; since regulatory capital only grew 0.3%.

The Tier 1 ratio dropped from 11.09% in 2Q18 to 10.96% in 3Q18 in a scenario in which Tier 1 posted no growth while RWAs posted significant expansion (1.2%). This ratio also reaches its highest level every 1Q as explained above.

The Common equity tier 1 ratio (CET1), which is considered the most rigorous ratio to measure capitalization levels, posted growth of +50 bps QoQ, reaching 11.61% at the end of September. This increase was mainly due to 3Q18 earnings.

It is important to consider that from June and on the adjusted RWAs consider a new requirement from the Supervisor. The adjustment implies the inclusion of undrawn credit facilities for the calculation of RWAs. Without the adjustment required by the Supervisor, the BIS ratio would have decreased less than the reported figure and the CET1 ratio would have increased, as shown in the table below:

	Reported					Without SBS change requirement
	As of			change		As of			change
	Sep 17	Jun 18	Sep 18	QoQ	YoY	Sep 17	Jun 18	Sep 18	QoQ	YoY
Common Equity Tier 1 ratio	11.93%	11.11%	11.61%	49 bps	-32 bps	11.93%	11.37%	11.87%	50 bps	-6 bps
BIS ratio	16.35%	15.07%	14.94%	-13 bps	-141 bps	16.35%	15.42%	15.29%	-13 bps	-106 bps

Common Equity Tier 1 Ratio – BCP Stand-alone

June 2018	September 2018

(1) Includes investments in BCP Bolivia and other subsidiaries.

44

9.	Distribution channels

The distribution channels at BCP Stand-alone, Mibanco and BCP Bolivia totaled 10,347 points of access at the end of 3Q18; this level represents an increase of 186 points QoQ.

9.1 Points of contact – BCP Stand-alone

	As of			change (units)
	Sep 17	Jun 18	Sep 18	QoQ	YoY
Branches	449	435	430	-5	-19
ATMs	2,332	2,326	2,294	-32	-38
Agentes BCP	6,173	6,456	6,646	190	473
Total BCP's Network	8,954	9,217	9,370	153	416

BCP Stand-alone posted a total of 9,370 points of contact at the end of 3Q18, which represented an increase of 153 points QoQ. The aforementioned was due primarily to an increase in the number of Agentes BCP (+190 QoQ), which was associated with the commercial strategy to increase points of contact through cost-efficient channels. The goal to top 6600 Agentes BCP by year-end was achieved this quarter.

In the YoY analysis, the total number of points of contact at BCP Stand-alone increased by 416 units, mainly due to growth in Agentes BCP (+473). The number of branches fell by 19 YoY, in line with the banking penetration strategy and due to client migration to cost-efficient channels.

9.1.1 Points of contact by location – BCP Stand-alone

	As of			change (units)
	Sep 17	Jun 18	Sep 18	QoQ	YoY
Lima	281	273	271	-2	-10
Provinces	168	162	159	-3	-9
Total Branches	449	435	430	-5	-19
Lima	1,579	1,533	1,513	-20	-66
Provinces	753	793	781	-12	28
Total ATM's	2,332	2,326	2,294	-32	-38
Lima	3,420	3,351	3,469	118	49
Provinces	2,753	3,105	3,177	72	424
Total Agentes BCP	6,173	6,456	6,646	190	473
Total points of contact	8,954	9,217	9,370	153	416

This quarter, BCP Stand-alone’s points of contact grew by 153; Lima registered an increase of 96 points and the provinces, 57.

In the YoY analysis, significant growth in total points of contract was due primarily to Agentes BCP, which increased by 473 points: 49 in Lima and 424 in the provinces. It is important to note that growth has been planned according to the historical performance of this channel in each territory to ensure that we hit the target for nationwide growth. Credicorp is betting on higher growth in the provinces because it is more profitable.

The aforementioned offset the drop in Branches and ATMs. Branch numbers fell both in Lima (-10) and in the provinces (-9) as clients migrated to cost-efficient channels. ATMS also reported a decline YoY (-66) after ATMs were disassembled at some branches. In the provinces, ATMs posted an increase (+28) after new machines were installed in offices and at neutral points.

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9.1.2 Transactions per channel – BCP Stand-alone

Transactions per channel – BCP Stand-alone

			Monthly average in each quarter					% change
	N° of Transactions per channel (1)	3Q17%		2Q18%		3Q18%		QoQ	YoY
Traditional	Teller	8,341,552	6.8%	8,029,752	5.6%	8,102,687	5.3%	0.9%	-2.9%
channels	Telephone banking	3,444,444	2.8%	4,738,082	3.3%	4,896,746	3.2%	3.3%	42.2%
Cost-efficient	Agentes BCP	18,129,821	14.8%	20,936,116	14.7%	23,391,555	15.4%	11.7%	29.0%
channels	ATMs	21,552,167	17.6%	20,892,105	14.7%	18,838,132	12.4%	-9.8%	-12.6%
Digital	Mobile banking	26,914,282	22.0%	41,967,471	29.4%	48,996,671	32.3%	16.7%	82.0%
channels	Internet banking Via BCP	18,968,107	15.5%	18,571,866	13.0%	19,148,190	12.6%	3.1%	0.9%
	Balance inquiries	1,858,886	1.5%	1,754,730	1.2%	1,569,552	1.0%	-10.6%	-15.6%
	Telecrédito	10,190,057	8.3%	10,744,973	7.5%	11,343,966	7.5%	5.6%	11.3%
Others	Direct debit	609,961	0.5%	667,155	0.5%	664,662	0.4%	-0.4%	9.0%
	Points of sale P.O.S.	12,024,620	9.8%	14,035,053	9.8%	14,333,713	9.5%	2.1%	19.2%
	Other ATMs network	207,322	0.2%	206,892	0.1%	215,688	0.1%	4.3%	4.0%
	Total transactions	122,241,218	100.0%	142,544,197	100.0%	151,501,562	100.0%	6.3%	23.9%

(1) Figures include monetary and non-monetary transactions.

The monthly average of transactions increased QoQ (+2.9%) and YoY (+10.5%). It is important to note that in 3Q18, the increase in the transactions volume was seen primarily in Mobile Banking (+16.7%), which continued to considerably increase its share of total transactions to reach a level of 36.3% in 3Q18 in accordance with our strategy to encourage clients to migrate to digital channels.

The largest drop in transactions was posted by Internet banking via BCP (-62.2% QoQ) and, to a lesser extent, by ATMs (-9.8% QoQ).

The YoY analysis, which excludes the seasonal effect, reveals an increase in the monthly average of transactions, which was due primarily to growth in the volumes registered by the following channels:

(i)	Mobile Banking (+82.0% YoY) continues to grow its share of total transactions through the mobile applications “Banca Celular BCP” and “Tus Beneficios BCP”; through growth in time deposits; through an increase in digital token users, who can conduct operations safely and simply; and through loan or service payments. Different initiatives are also underway in Retail Banking to encourage use of this channel (such as campaigns in the social networks).

(ii)	Agentes BCP (+29.0% YoY) due to growth in drafts. It is important to note that the functionality of draft transactions has improved, and the transactions time has been reduced; this has boosted clients’ confidence levels and consequently, driven demand for transactions via this channel. Growth was also attributable, although to a lesser extent, to an increase in deposits, withdrawals and service payments. A large portion of the increase in transactions is due to expansion in the number of Agentes BCP (+473 YoY) and to growth in demand for this channel.

(iii)	Points of sale P.O.S (+19.2% YoY). The increase was due primarily to growth in the penetration of Visanet. This channel’s share of the total monthly average of transactions rose to 10.6% in 3Q18 vs. 9.8% in 3Q17.

The channel that posted a YoY decrease in transactions was ATMs (-12.6%) due to an increase in the use of Agentes BCP.

It is important to note that future growth in banking in the region will be concentrated mainly in digital channels; as such, Credicorp will continue to increase its strategic position in these cost-effective venues. This is in line with Credicorp’s Transformation Strategy and is the driving force behind the fact that Mobile Banking posted the highest growth in the total transactions volume.

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9.2 Points of contact – Mibanco

	As of			change (units)
	Sep 17	Jun 18	Sep 18	QoQ	YoY
Total Mibanco's Network (1)	324	327	326	-1	2

(1) Mibanco does not have Agentes or ATMs because it uses the BCP network. Mibanco branches include Banco de la Nacion branches, which in Sep 17, Jun 18 and Sep 18 were 39, 38 and 38 respectively.

The number of branches at Mibanco remained stable QoQ. It is important to note that Mibanco has an agreement with the Banco de la Nacion that allows it to use their offices at the national level to reduce operating costs. At the end of 3Q18, these branches represented 12% (38 branches) of Mibanco’s total number of 326 branches.

Mibanco posted growth in its total number of branches (+2 YoY) due to on-going business expansion.

9.3 Points of contact – BCP Bolivia

	As of			change (units)
	Sep 17	Jun 18	Sep 18	QoQ	YoY
Branches	54	54	54	-	-
ATMs	264	274	279	5	15
Agentes BCP Bolivia	212	289	318	29	106
Total Bolivia's Network	530	617	651	34	121

BCP Bolivia posted a QoQ increase of 34 points of access in 3Q18; this was due to an increase in the number of Agentes BCP Bolivia, in line with the growth strategy to reach 300 Agentes at the end of 2018 (which was achieved in 3Q18).

BCP Bolivia reported an increase in its points of contact (+121 YoY), which was primarily due to growth in the Agentes component.

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10.	Economic Perspectives

10.1. Peru Economic Forecasts

Peru	2015	2016	2017	2018	2019
GDP (US$ Millions)	192,353	195,707	215,411	230,506	243,222
Real GDP (% change)	3.3	4.0	2.5	4.0	3.7
GDP per capita (US$)	6,165	6,213	6,774	7,159	7,484
Domestic demand (% change)(1)	2.9	1.1	1.6	4.0	3.8
Total consumption (% change)(1)	4.9	2.7	2.3	3.1	3.4
Private Consumption (% change)	4.0	3.3	2.5	3.3	3.6
Gross fixed investment (as % GDP)(1)	25.0	22.9	22.3	22.3	22.6
Private Investment (% change)	-4.2	-5.7	0.3	4.5	6.0
Public Investment (% change)(1)	-9.5	-0.2	-2.3	3.5	-1.5
Public Debt (as % GDP)(1)	23.0	23.6	24.7	25.5	26.5
System loan growth (% change)(2)	14.4	4.9	5.6	-	-
Inflation(3)	4.4	3.2	1.4	2.5	2.5
Reference Rate	3.75	4.25	3.25	2.75	3.50
Exchange rate, end of period	3.41	3.36	3.24	3.25-3.30	3.30-3.35
Exchange rate, (% change)	14.6%	-1.7%	-3.5%	1.0%	1.5%
Fiscal balance (% GDP)(1)	-2.1	-2.6	-3.1	-2.5	-2.3
Trade balance (US$ Millions)	-2,916	1,888	6,266	7,000	6,000
(As % GDP)	-1.5%	1.0%	2.9%	3.0%	2.5%
Exports	34,414	37,020	44,918	50,200	52,500
Imports	37,330	35,132	38,652	43,200	46,500
Current account balance (US$ Millions)(1)	-9,169	-5,303	-2,716	-4,149	-4,864
(As % GDP)	-4.8%	-2.7%	-1.3%	-1.8%	-2.0%
Net international reserves (US$ Millions)	61,485	61,686	63,621	62,600	64,400
(As % GDP)	32.0%	31.5%	29.5%	27.2%	26.5%
(As months of imports)	20	21	20	17	17

Source: Estimates by BCP Economic Research as of October 2018; INEI, BCRP, and SBS.

(1) Figures differ from previously reported, please consider the data presented on this report.

(2) Multiple Banking, Current Exchange Rate

(3) Inflation target: 1% - 3%

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10.2. Main Economic Variables

Economic Activity – GDP (% change YoY)

Source: INEI

In 2Q18, GDP grew 5.4% YoY (1Q18: 3.1%), driven by a recovery in domestic demand of 6.3% YoY (1Q18: 4.2%). Both figures reached its maximum levels for the past 5 years. Private investment increased 8.5% YoY (1Q18: 5.3%) and has remained in positive terrain for the past year.

In 3Q18, GDP grew around 2.4% YoY, the year’s lowest print. The primary sectors posted lower growth as expansion declined in the mining, primary resource manufacturing and hydrocarbon sectors. During this period, the non-primary sectors moderated their growth to under 3.5% YoY. Within these sectors, the downturn in the construction sector (in August, the print fell for the first time in 15 months), which was associated with a deceleration in public investment (in real terms, this component grew only 1% in 3Q18).

Inflation and Monetary Policy rate (%)

Source: INEI, BCRP

Annual inflation at the end of 3Q18 was situated at 1.3% YoY (2Q18: 1.4%). Annual inflation excluding food and energy closed at 2.1% YoY at the end of 3Q18 to accumulate almost 2 years within the BCRP’s target range.

In 3Q18, BCRP maintained its rate at 2.75% (after cutting its rate 50 bps in 1Q18). The entity believes that economic indicators show temporary signs of slower growth and that the economy continues to perform below its potential. As such, the Board of BCRP is maintaining monetary stimulus until inflation converges (at 2%) in a context where expectations for inflation are anchored to the target range and the economy is close to performing at its potential.

49

Fiscal Result and Current Account Balance (% of GDP, Quarter)

Source: BCRP

*BCP estimates

The annualized fiscal deficit at the end of 3Q18 was situated at 2.0% of GDP (2Q18: 2.2%). The drop in the fiscal deficit as mainly attributable to an increase in fiscal revenues, which accounted for 19.4% of GDP (2Q18: 19.0%) and increased for the fourth consecutive quarter. In the first nine months of the year, fiscal revenues increased 17% YoY. The components that saw that largest increase in collections were: (i) Income Tax (+20%), (ii) VAT (+12%) and (iii) Selective Consumption Tax (+9%). In contrast, non-financial expenses at the General Government level increased slightly to 20.1% of GDP (2T18: 20.0%). Between January and September 2018, current expenditure increased 7.9% YoY while public investment increased +10.8% YoY.

At the end of August 2018, the 12-month rolling trade balance reported a surplus of US$ 7,801 million. It is important to note that in annualized terms, exports totaled US$ 49.5 thousand million, which represents a historical maximum level. The solid trade surplus is mainly attributable to the increase in exports (+15.0%) in general and in copper deliveries in particular (+20.9%). Non-traditional exports also accelerated and grew 16.4% YoY. During this same period, imports increased 12.0% YoY, mainly due to higher imports of inputs (+19.5%), while imports of capital goods grew 5.9% YoY.

Exchange rate (S/ per US$)

Source: SBS

50

In 3T18, the exchange rate closed at 3.300 Soles per US Dollar. With this result, the Sol depreciated 0.9% with regards to the figure at the end of 2Q18 and accumulated depreciation of 1.8% vis a vis the figure posted at the close of 2017 (3.241 Soles per US Dollar). Since May, the exchange rate has oscillated within a range of 3.25-3.30 Soles per US Dollar due to different factors in the international environment, the most noteworthy of which are: the reversal of capital flows to emerging markets in May and the mounting trade tensions between the USA and China. In September, the exchange rate continued to rise in the face of an increase in US Treasury Rates at 10 years (the rate topped 3.0% in September).

In 3Q18, almost all of the region’s currencies depreciated. The sole exception was the Mexican Peso, which appreciated (+6.0%) while the Chilean Peso (0.4%), Peruvian Sol (0.9%), Colombian Peso (1.2%) and Brazilian Real (4.5%) all depreciated. In 3Q18, BCRP intervened very little in the exchange market via Cross-Currency Swap for a total of US$421 million in a context marked by depreciations in the region’s currencies and the expiration of previously placed Swaps.

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Safe Harbor for Forward-Looking Statements

This material includes “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical information provided herein are forward-looking and may contain information about financial results, economic conditions, trends and known uncertainties. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on the Company’s current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions.

Forward-looking statements can be identified by words such as: "anticipate”, "intend", "plan", "goal”, "seek”, "believe”, "project", "estimate”, "expect", "strategy”, "future”, "likely”, "may”, "should”, "will" and similar references to future periods. Examples of forward-looking statements include, among others, statements or estimates we make regarding guidance relating to Return on Average Equity, Sustainable Return on Average Equity, Cost of Risk, Loan growth, Efficiency ratio, BCP Stand-alone Common Equity Tier 1 Capital ratio and Net Interest Margin, current or future volatility in the credit markets and future market conditions, expected macroeconomic conditions, our belief that we have sufficient liquidity to fund our business operations during the next year, expectations of the effect on our financial condition of claims, litigation, environmental costs, contingent liabilities and governmental and regulatory investigations and proceedings, strategy for customer retention, growth, product development, market position, financial results and reserves and strategy for risk management.

The Company cautions readers that actual results could differ materially from those expected by the Company, depending on the outcome of certain factors, including, without limitation: (1) adverse changes in the Peruvian economy with respect to the rates of inflation, economic growth, currency devaluation, and other factors, (2) adverse changes in the Peruvian political situation, including, without limitation, the reversal of market-oriented reforms and economic recovery measures, or the failure of such measures and reforms to achieve their goals, and (3) adverse changes in the markets in which the Company operates, including increased competition, decreased demand for financial services, and other factors. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements.

Any forward-looking statement made in this material is based only on information currently available to the Company and speaks only as of the date on which it is made. The Company undertakes no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in the Company’s business strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events

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11.	Appendix

11.1. Credicorp

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In S/ thousands, IFRS)

	As of			% change
	3Q17	2Q18	3Q18	QoQ	YoY
ASSETS
Cash and due from banks
Non-interest bearing	4,557,709	5,271,950	5,430,994	3.0%	19.2%
Interest bearing	22,822,994	19,558,113	17,983,724	-8.0%	-21.2%
Total cash and due from banks	27,380,703	24,830,063	23,414,718	-5.7%	-14.5%

Fair value through profit or loss investments	5,010,358	4,986,068	4,559,897	-8.5%	-9.0%

Loans	95,142,268	102,766,633	105,028,343	2.2%	10.4%
Current	92,268,197	99,653,619	101,839,950	2.2%	10.4%
Internal overdue loans	2,874,071	3,113,014	3,188,393	2.4%	10.9%
Less - allowance for loan losses	(4,419,769)	(4,819,704)	(4,920,319)	2.1%	11.3%
Loans, net	90,722,499	97,946,929	100,108,024	2.2%	10.3%

Fair value through other comprehensive income investments	26,380,715	23,291,981	23,516,932	1.0%	-10.9%
Amortized cost investments	4,267,588	4,156,770	4,106,966	-1.2%	-3.8%
Reinsurance assets	691,786	706,419	827,001	17.1%	19.5%
Premiums and other policyholder receivables	602,291	709,294	741,316	4.5%	23.1%
Property, plant and equipment, net	1,631,641	1,564,188	1,531,571	-2.1%	-6.1%
Due from customers on acceptances	512,833	801,248	969,702	21.0%	89.1%
Investments in associates (1)	690,661	714,836	736,044	3.0%	6.6%
Other assets (2)	7,460,731	7,449,443	7,943,426	6.6%	6.5%

Total assets	165,351,806	167,157,239	168,455,597	0.8%	1.9%

LIABILITIES AND NET SHAREHOLDERS' EQUITY
Deposits and obligations
Non-interest bearing	24,506,234	24,630,138	24,975,666	1.4%	1.9%
Interest bearing	68,387,681	72,914,097	72,399,745	-0.7%	5.9%
Total deposits and obligations	92,893,915	97,544,235	97,375,411	-0.2%	4.8%

BCRP instruments	8,107,103	4,578,878	4,806,219	5.0%	-40.7%
Repurchase agreements (3)	2,471,814	2,710,701	2,785,216	2.7%	12.7%
Due to banks and correspondents	8,867,185	8,057,222	7,509,183	-6.8%	-15.3%
Bonds and subordinated debt	15,236,054	15,283,893	15,194,775	-0.6%	-0.3%
Acceptances outstanding	512,833	801,248	969,702	21.0%	89.1%
Reserves for property and casualty claims	1,160,390	1,244,312	1,340,913	7.8%	15.6%
Reserve for unearned premiums	6,093,439	6,617,540	6,834,070	3.3%	12.2%
Reinsurance payable	411,874	435,841	482,519	10.7%	17.2%
Other liabilities	7,157,432	7,581,544	7,720,422	1.8%	7.9%
Total liabilities	142,912,039	144,855,414	145,018,430	0.1%	1.5%

Net equity	21,964,556	21,889,218	23,006,133	5.1%	4.7%
Capital stock	1,318,993	1,318,993	1,318,993	0.0%	0.0%
Treasury stock	(208,968)	(208,754)	(207,994)	-0.4%	-0.5%
Capital surplus	271,124	248,535	249,398	0.3%	-8.0%
Reserves	15,883,350	17,555,308	17,576,109	0.1%	10.7%
Unrealized gains (losses)	1,496,389	816,708	899,547	10.1%	-39.9%
Retained earnings	3,203,668	2,158,428	3,170,080	46.9%	-1.0%

Non-controlling interest	475,211	412,607	431,034	4.5%	-9.3%

Total equity	22,439,767	22,301,825	23,437,167	5.1%	4.4%

Total liabilities and net shareholders' equity	165,351,806	167,157,239	168,455,597	0.8%	1.9%

Off-balance sheet	65,810,312	114,863,672	120,784,835	5.2%	83.5%
Total performance bonds, stand-by and L/Cs.	18,363,023	18,891,761	18,723,556	-0.9%	2.0%
Undraw n credit lines, advised but not committed	24,266,177	72,238,593	74,633,738	3.3%	207.6%
Total derivatives (notional) and others	23,181,112	23,733,318	27,427,541	15.6%	18.3%

(1) Mainly includes JV between Grupo Pacifico and Banmedica.

(2) Mainly includes receivables, goodwill, tax credit, and others.

(3) Since 2Q18, repurchase agreements is excluded from Other liabilities and shown in a individual account.

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CREDICORP LTD. AND SUBSIDIARIES

QUARTERLY INCOME STATEMENT

(In S/ thousands, IFRS)

	Quarter			% change		YTD		% change
	3Q17	2Q18	3Q18	QoQ	YoY	Sep 17	Sep 18	Sep 18 / Sep 17
Interest income and expense
Interest and dividend income	2,768,798	2,812,623	2,894,654	2.9%	4.5%	8,224,478	8,497,204	3.3%
Interest expense (1)	(744,282)	(749,805)	(748,193)	-0.2%	0.5%	(2,218,964)	(2,244,238)	1.1%
Net interest income	2,024,516	2,062,818	2,146,461	4.1%	6.0%	6,005,514	6,252,966	4.1%

Provision for loan losses, net of recoveries	(378,202)	(313,172)	(439,558)	40.4%	16.2%	(1,347,915)	(1,123,754)	-16.6%

Non-financial income
Fee income (1)	719,539	766,994	773,529	0.9%	7.5%	2,122,570	2,290,215	7.9%
Net gains on foreign exchange transactions (2)	150,777	180,669	182,777	1.2%	21.2%	477,519	525,741	10.1%
Net gains on sales of securities	346,122	(8,756)	47,877	-646.8%	-86.2%	487,094	131,510	-73.0%
Net gains from associates (3)	(528)	9,506	4,974	-47.7%	-1042.0%	11,469	22,867	99.4%
Net gains on derivatives (4)	25,713	14,597	674	-95.4%	-97.4%	95,367	14,959	-84.3%
Result on exchange difference (2)	4,028	1,031	8,834	756.8%	119.3%	15,403	15,754	2.3%
Other income	44,733	84,009	67,174	-20.0%	50.2%	183,248	234,059	27.7%
Total non-financial income, net	1,290,384	1,048,050	1,085,839	3.6%	-15.9%	3,392,670	3,235,105	-4.6%

Insurance underwriting result
Net earned premiums	473,457	511,960	523,077	2.2%	10.5%	1,405,136	1,543,239	9.8%
Net claims	(275,722)	(300,845)	(318,644)	5.9%	15.6%	(834,951)	(914,234)	9.5%
Acquisition cost	(74,776)	(98,556)	(96,382)	-2.2%	28.9%	(198,502)	(292,486)	47.3%
Total insurance underwriting result	122,959	112,559	108,051	-4.0%	-12.1%	371,683	336,519	-9.5%

Total expenses
Salaries and social benefits	(760,441)	(780,827)	(794,634)	1.8%	4.5%	(2,260,206)	(2,352,806)	4.1%
Administrative, general and tax expenses	(534,204)	(560,514)	(577,291)	3.0%	8.1%	(1,563,724)	(1,634,180)	4.5%
Depreciation and amortization	(114,799)	(115,729)	(114,613)	-1.0%	-0.2%	(344,644)	(347,041)	0.7%
Other expenses	(35,693)	(66,770)	(20,006)	-70.0%	-43.9%	(136,860)	(136,101)	-0.6%
Total expenses	(1,445,137)	(1,523,840)	(1,506,544)	-1.1%	4.2%	(4,305,434)	(4,470,128)	3.8%

Operating income	1,614,520	1,386,415	1,394,249	0.6%	-13.6%	4,116,518	4,230,708	2.8%
Income taxes	(371,563)	(388,011)	(363,154)	-6.4%	-2.3%	(1,022,002)	(1,136,557)	11.2%

Net income	1,242,957	998,404	1,031,095	3.3%	-17.0%	3,094,516	3,094,151	0.0%
Non-controlling interest	24,656	20,566	19,809	-3.7%	-19.7%	66,420	67,219	1.2%
Net income attributed to Credicorp	1,218,301	977,838	1,011,286	3.4%	-17.0%	3,028,096	3,026,932	0.0%

(1) Figures differ from previously reported, please consider the data presented on this report.

(2) The new account “Result on exchange difference” includes what was previously reported as: (i) the translation result and (ii) net gains on currency trading, which was previously included in net gains on foreign exchange transactions.

(3) Includes the agreement between Grupo Pacifico and Banmedica.

(4) Since 1Q17, “Net gains on derivatives” will be reported as non-financial income rather than net interest income, as was the case in the past.

54

11.2. BCP Consolidated

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

(In S/ thousands, IFRS)

	As of			% change
	Sep 17	Jun 18	Sep 18	QoQ	YoY
ASSETS
Cash and due from banks
Non-interest bearing	4,177,459	4,848,683	5,011,137	3.4%	20.0%
Interest bearing	21,225,323	17,844,584	16,696,793	-6.4%	-21.3%
Total cash and due from banks	25,402,782	22,693,267	21,707,930	-4.3%	-14.5%

Fair value through profit or loss investments	2,932,379	796,848	350,710	-56.0%	-88.0%

Loans	86,209,416	93,710,313	95,616,875	2.0%	10.9%
Current	83,454,177	90,728,345	92,568,501	2.0%	10.9%
Internal overdue loans	2,755,239	2,981,968	3,048,374	2.2%	10.6%
Less - allowance for loan losses	(4,193,824)	(4,590,459)	(4,684,448)	2.0%	11.7%
Loans, net	82,015,592	89,119,854	90,932,427	2.0%	10.9%

Fair value through other comprehensive income investments	14,342,250	12,640,745	12,310,693	-2.6%	-14.2%
Amortized cost investments	3,942,207	3,854,695	3,799,355	-1.4%	-3.6%
Property, plant and equipment, net	1,430,994	1,360,172	1,333,907	-1.9%	-6.8%
Due from customers acceptances	512,833	801,248	969,702	21.0%	89.1%
Other assets (1)	3,319,191	3,230,582	3,832,235	18.6%	15.5%
Total assets	133,898,228	134,497,411	135,236,959	0.5%	1.0%

LIABILITIES AND NET SHAREHOLDERS' EQUITY
Deposits and obligations	81,675,702	85,925,517	85,915,042	0.0%	5.2%
Demand deposits	26,282,548	25,739,587	25,992,849	1.0%	-1.1%
Saving deposits	24,975,134	27,730,886	28,400,733	2.4%	13.7%
Time deposits	23,620,907	24,990,143	24,399,519	-2.4%	3.3%
Severance indemnity deposits (CTS)	6,609,242	7,275,824	6,923,829	-4.8%	4.8%
Interest payable	187,871	189,077	198,112	4.8%	5.5%

BCRP instruments	8,107,103	4,578,878	4,806,219	5.0%	-40.7%
Repurchase agreements (2)	2,234,159	1,977,911	1,946,985	-1.6%	-12.9%
Due to banks and correspondents	9,302,864	8,368,396	7,666,566	-8.4%	-17.6%
Bonds and subordinated debt	14,254,656	14,524,087	14,450,969	-0.5%	1.4%
Acceptances outstanding	512,833	801,248	969,702	21.0%	89.1%
Other liabilities (3)	3,032,772	2,860,226	3,164,550	10.6%	4.3%
Total liabilities	119,120,089	119,036,263	118,920,033	-0.1%	-0.2%

Net shareholders' equity	14,632,576	15,326,366	16,177,667	5.6%	10.6%
Capital stock	7,639,962	8,476,984	8,476,984	0.0%	11.0%
Reserves	3,666,632	3,965,441	3,965,447	0.0%	8.1%
Unrealized gains and losses	54,952	28,364	49,695	75.2%	-9.6%
Retained earnings	1,007,086	1,126,930	1,127,119	0.0%	11.9%
Income for the year	2,263,944	1,728,647	2,558,422	48.0%	13.0%
Non-controlling interest	145,563	134,782	139,259	3.3%	-4.3%
Total equity	14,778,139	15,461,148	16,316,926	5.5%	10.4%

TOTAL LIABILITIES AND NET SHAREHOLDERS' EQUITY	133,898,228	134,497,411	135,236,959	0.5%	1.0%

Off-balance sheet	53,694,069	103,835,732	109,893,889	5.8%	104.7%
Total performance bonds, stand-by and L/Cs.	17,066,867	17,380,910	17,051,392	-1.9%	-0.1%
Undraw n credit lines, advised but not committed	15,065,364	64,520,719	66,950,168	3.8%	344.4%
Total derivatives (notional) and others	21,561,838	21,934,103	25,892,329	18.0%	20.1%

(1) Mainly includes intangible assets, other receivable accounts and tax credit.

(2) Since 2Q18, repurchase agreements is excluded from Other liabilities and shown in an individual account.

(3) Mainly includes other payable accounts.

55

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES

QUARTERLY INCOME STATEMENT

(In S/ thousands, IFRS)

	Quarter			% change		YTD		% change
	3Q17	2Q18	3Q18	QoQ	YoY	Sep 17	Sep 18	Sep 18 / Sep 17
Interest income and expense
Interest and dividend income	2,448,857	2,494,735	2,553,311	2.3%	4.3%	7,282,598	7,527,500	3.4%
Interest expense	(659,316)	(648,776)	(647,701)	-0.2%	-1.8%	(1,988,527)	(1,948,132)	-2.0%
Net interest income	1,789,541	1,845,959	1,905,610	3.2%	6.5%	5,294,071	5,579,368	5.4%

Provision for loan losses, net of recoveries	(349,597)	(306,993)	(422,473)	37.6%	20.8%	(1,289,647)	(1,084,584)	-15.9%

Non financial income
Fee income	588,762	613,102	624,494	1.9%	6.1%	1,724,982	1,835,021	6.4%
Net gains on foreign exchange transactions (1)	152,473	171,602	174,330	1.6%	14.3%	456,915	500,951	9.6%
Net gains on sales of securities	20,413	(30,665)	1,405	-104.6%	-93.1%	63,155	9,028	-85.7%
Net gains on derivatives (2)	17,092	6,165	(7,316)	-218.7%	-142.8%	88,762	(4,546)	-105.1%
Result on exchange difference (1)	3,095	7,638	6,838	-10.5%	120.9%	14,735	20,204	37.1%
Other income	19,542	64,259	58,706	-8.6%	200.4%	106,323	186,895	75.8%
Total non financial income	801,377	832,101	858,457	3.2%	7.1%	2,454,872	2,547,553	3.8%

Total expenses
Salaries and social benefits	(576,407)	(591,780)	(606,897)	2.6%	5.3%	(1,726,594)	(1,784,525)	3.4%
Administrative, general and tax expenses	(419,409)	(441,698)	(474,723)	7.5%	13.2%	(1,245,925)	(1,304,761)	4.7%
Depreciation and amortization	(88,049)	(89,953)	(89,181)	-0.9%	1.3%	(263,954)	(270,451)	2.5%
Other expenses	(28,175)	(54,064)	(24,460)	-54.8%	-13.2%	(101,474)	(117,117)	15.4%
Total expenses	(1,112,040)	(1,177,495)	(1,195,261)	1.5%	7.5%	(3,337,947)	(3,476,854)	4.2%

Operating income	1,129,281	1,193,572	1,146,333	-4.0%	1.5%	3,121,349	3,565,483	14.2%
Income taxes	(313,591)	(340,186)	(311,995)	-8.3%	-0.5%	(842,106)	(988,689)	17.4%
Non-controlling interest	(6,693)	(6,259)	(4,563)	-27.1%	-31.8%	(15,299)	(18,372)	20.1%
Net income continuing operations	808,997	847,127	829,775	-2.0%	2.6%	2,263,944	2,558,422	13.0%
Net income discontinuing operations	-	-	-	0.0%	0.0%	-	-	0.0%
Net income	808,997	847,127	829,775	-2.0%	2.6%	2,263,944	2,558,422	13.0%

(1) The new account “Result on exchange difference” includes what was previously reported as: (i) the translation result and (ii) net gains on currency trading, which was previously included in net gains on foreign exchange transactions. "

(2) Since 1Q17, “Net gain on derivatives” is reported as non-financial income rather than net interest income, as was the case in the past.

56

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES

SELECTED FINANCIAL INDICATORS

	Quarter			YTD
	3Q17	2Q18	3Q18	Sep 17	Sep 18
Profitability
Earnings per share (1)	0.092	0.097	0.095	0.258	0.292
ROAA (2)(3)	2.4%	2.5%	2.5%	2.3%	2.5%
ROAE (2)(3)	22.7%	22.7%	21.1%	21.2%	21.6%
Net interest margin (2)(3)	5.62%	5.65%	5.92%	5.62%	5.66%
Risk adjusted NIM (2)(3)	4.52%	4.71%	4.61%	6.37%	7.15%
Funding Cost (2)(3)(4)	2.29%	2.23%	2.22%	3.54%	3.30%

Quality of loan portfolio
IOL ratio	3.20%	3.18%	3.19%	3.20%	3.19%
NPL ratio	4.28%	4.32%	4.39%	4.10%	4.23%
Coverage of IOLs	152.2%	153.9%	153.7%	152.2%	153.7%
Coverage of NPLs	113.6%	113.5%	111.5%	116.4%	113.5%
Cost of risk (5)	1.62%	1.31%	1.77%	2.99%	2.27%

Operating efficiency
Oper. expenses as a percent. of total income - reported (6)	42.5%	42.5%	43.3%	43.3%	42.5%
Oper. expenses as a percent. of total income - including all other items	42.9%	44.0%	43.2%	43.2%	42.9%
Oper. expenses as a percent. of av. tot. sssets (2)(3)(6)	3.27%	3.29%	3.47%	3.30%	3.26%

Capital adequacy (7)
Total regulatory capital (S/ Million)	16,841	17,437	17,493	16,841	17,493
Tier 1 capital (S/ Million) (8)	11,811	12,825	12,831	11,811	12,831
Common equity tier 1 ratio (9)	11.93%	11.11%	11.61%	11.9%	11.6%
BIS ratio (10)	16.4%	15.1%	14.9%	16.4%	14.9%

Share Information
N° of outstanding shares (Million)	8,770.36	8,770.36	8,770.36	8,770.36	8,770.36

(1) Shares outstanding of 8,770 million is used for all periods since shares have been issued only for capitalization of profits.

(2) Ratios are annualized.

(3) Averages are determined as the average of period-beginning and period-ending balances.

(4) The funding costs differs from previously reported due to a methodoloy change in the denominator, which no longer includes the following accounts: acceptances outstanding, reserves for property and casualty claims, reserve for unearned premiums, reinsurance payable and other liabilities.

(5) Cost of risk: Annualized provision for loan losses / Total loans.

(6) Total income includes net interest income, fee income, net gain on foreign exchange transactions, result on exchange difference and net gain on derivatives. Operating expenses includes Salaries and social benefits, administrative, general and tax expenses and depreciation and amortization.

(7) All capital ratios are for BCP Stand-alone and based on Peru GAAP

(8) Tier 1 = Capital + Legal and other capital reserves + Accumulated earnings with capitalization agreement + Unrealized profit and net income in subsidiaries - Goodwill - (0.5 x Investment in subsidiaries) + Perpetual subordinated debt (maximum amount that can be included is 17.65% of Capital + Reserves + Accumulated earnings with capitalization agreement + Unrealized profit and net income in subsidiaries - Goodwill).

(9) Common Equity Tier I = Capital + Reserves – 100% of applicable deductions (investment in subsidiaries, goodwill, intangibles and net deferred taxes that rely on future profitability) + retained earnings + unrealized gains.

(10) Regulatory capital/ risk-weighted assets. Risk weighted assets include market risk and operational risk.

57

11.3. Mibanco

MIBANCO

(In S/ thousands, IFRS)

	As of			% change
	Sep 17	Jun 18	Sep 18	QoQ	YoY
ASSETS
Cash and due from banks	1,062,337	891,262	922,284	3.5%	-13.2%
Investments	1,891,857	2,062,243	2,008,445	-2.6%	6.2%
Total loans	9,126,393	9,804,137	9,785,229	-0.2%	7.2%
Current	8,579,731	9,146,397	9,133,812	-0.1%	6.5%
Internal overdue loans	425,163	530,593	531,585	0.2%	25.0%
Refinanced	121,499	127,147	119,832	-5.8%	-1.4%
Allowance for loan losses	-831,710	-894,680	-913,037	2.1%	9.8%
Net loans	8,294,683	8,909,457	8,872,192	-0.4%	7.0%
Property, plant and equipment, net	194,425	177,891	174,519	-1.9%	-10.2%
Other assets	560,223	541,482	600,903	11.0%	7.3%
Total assets	12,003,526	12,582,334	12,578,342	0.0%	4.8%

LIABILITIES AND NET SHAREHOLDERS' EQUITY
Deposits and obligations	7,020,563	7,871,279	8,135,187	3.4%	15.9%
Due to banks and correspondents	1,936,049	1,760,587	1,591,869	-9.6%	-17.8%
Bonds and subordinated debt	642,441	467,469	367,867	-21.3%	-42.7%
Other liabilities	829,033	662,248	559,591	-15.5%	-32.5%
Total liabilities	10,428,087	10,761,582	10,654,513	-1.0%	2.2%

Net equity	1,575,439	1,820,752	1,923,829	5.7%	22.1%
TOTAL LIABILITIES AND NET SHAREHOLDERS' EQUITY	12,003,526	12,582,334	12,578,342	0.0%	4.8%

	Quarter			% change		YTD		% change
	3Q17	2Q18	3Q18	QoQ	YoY	Sep 17	Sep 18	Sep 18 / Sep 17
Net interest income	462,950	490,270	495,385	1.0%	7.0%	1,341,940	1,471,557	9.7%
Provision for loan losses, net of recoveries	-86,260	-102,861	-138,001	34.2%	60.0%	-296,164	-319,814	8.0%
Net interest income after provisions	376,690	387,409	357,384	-7.8%	-5.1%	1,045,776	1,151,742	10.1%
Non-financial income	24,147	60,365	26,589	-56.0%	10.1%	74,269	115,801	55.9%
Total expenses	-237,317	-270,950	-240,347	-11.3%	1.3%	-744,623	-768,770	3.2%
Translation result	-	-	-	0.0%	0.0%	-	-	0.0%
Income taxes	-44,960	-51,168	-38,868	-24.0%	-13.5%	-98,862	-138,725	40.3%
Net income	118,560	125,655	104,758	-16.6%	-11.6%	276,560	360,049	30.2%

Efficiency ratio	48.4%	49.0%	46.0%	-300 bps	-240 bps	48.4%	46.0%	-240 bps
ROAE	31.3%	28.6%	22.4%	-620 bps	-890 bps	31.3%	22.4%	-890 bps
ROAE incl. goow dill	28.5%	26.4%	20.8%	-560 bps	-770 bps	28.5%	20.8%	-770 bps
L/D ratio	130.0%	124.6%	120.3%	-430 bps	-970 bps
IOL ratio	4.7%	5.4%	5.4%	0 bps	70 bps
NPL ratio	6.0%	6.7%	6.7%	0 bps	70 bps
Coverage of IOLs	195.6%	168.6%	171.8%	320 bps	-2380 bps
Coverage of NPLs	152.1%	136.0%	140.2%	420 bps	-1190 bps
Branches (1)	324	327	326	-0.3%	-100.0%
Employees	10,139	10,165	10,087	-0.8%	-100.0%

(1) Includes Banco de la Nacion branches, which in September 17 were 39, in June 18 were 38 and in September 18 were 38.

58

11.4. BCP Bolivia

BCP BOLIVIA

(In S/ thousands, IFRS)

	As of			% change
	Sep 17	Jun 18	Sep 18	QoQ	YoY
ASSETS
Cash and due from banks	1,496,787	1,437,539	1,131,992	-21.3%	-24.4%
Investments	1,233,424	1,304,908	1,393,722	6.8%	13.0%
Total loans	6,203,300	6,836,296	7,059,563	3.3%	13.8%
Current	6,062,137	6,685,572	6,903,039	3.3%	13.9%
Internal overdue loans	115,241	127,607	136,115	6.7%	18.1%
Refinanced	25,922	23,117	20,408	-11.7%	-21.3%
Allowance for loan losses	-218,838	-220,997	-226,682	2.6%	3.6%
Net loans	5,984,461	6,615,299	6,832,881	3.3%	14.2%
Property, plant and equipment, net	56,094	76,561	77,069	0.7%	37.4%
Other assets	80,790	90,140	91,372	1.4%	13.1%
Total assets	8,851,556	9,524,447	9,527,036	0.0%	7.6%

LIABILITIES AND NET SHAREHOLDERS' EQUITY
Deposits and obligations	7,819,169	8,511,654	8,457,011	-0.6%	8.2%
Due to banks and correspondents	39,639	30,156	30,026	-0.4%	-24.3%
Bonds and subordinated debt	101,822	102,337	102,925	0.6%	1.1%
Other liabilities	264,757	247,139	272,694	10.3%	3.0%
Total liabilities	8,225,387	8,891,285	8,862,656	-0.3%	7.7%

Net equity	626,170	633,162	664,380	4.9%	6.1%
TOTAL LIABILITIES AND NET SHAREHOLDERS' EQUITY	8,851,556	9,524,447	9,527,036	0.0%	7.6%

	Quarter			% change		YTD		% change
	3Q17	2Q18	3Q18	QoQ	YoY	Sep 17	Sep 18	Sep 18 / Sep 17
Net interest income	78,294	73,589	82,737	12.4%	5.7%	235,026	227,113	-3.4%
Provision for loan losses, net of recoveries	-27,479	-5,072	-15,325	202.1%	-44.2%	-54,623	-35,270	-35.4%
Net interest income after provisions	50,814	68,517	67,412	-1.6%	32.7%	180,403	191,844	6.3%
Non-financial income	29,257	34,833	22,775	-34.6%	-22.2%	86,202	92,846	7.7%
Total expenses	-60,730	-69,929	-64,798	-7.3%	6.7%	-179,556	-197,570	10.0%
Translation result	-82	-54	-13	-76.0%	-84.4%	-97	-169	74.5%
Income taxes	-8,888	-11,823	-10,016	-15.3%	12.7%	-30,317	-31,566	4.1%
Net income	10,371	21,544	15,360	-28.7%	48.1%	56,635	55,384	-2.2%

Efficiency ratio	55.6%	65.9%	60.9%	-503 pbs	529 pbs	55.8%	63.5%	900 bps
ROAE	6.7%	13.9%	9.5%	-435 pbs	279 pbs	15.6%	12.9%	-240 bps
L/D ratio	79.3%	80.3%	83.5%	316 pbs	415 pbs
IOL ratio	1.86%	1.87%	1.93%	6 pbs	7 pbs
NPL ratio	2.28%	2.20%	2.22%	2 pbs	-6 pbs
Coverage of IOLs	189.9%	173.2%	166.5%	-665 pbs	-2336 pbs
Coverage of NPLs	155.0%	146.6%	144.8%	-180 pbs	-1021 pbs
Branches	54	54	54	0	0
Agentes	212	289	318	29	106
ATMs	264	274	279	5	15
Employees	1,709	1,726	1,716	-10	7

59

11.5. Credicorp Capital

Credicorp Capital	Quarter			% change		YTD		% change
S/ 000	3Q17	2Q18	3Q18	QoQ	YoY	Sep 17	Sep 18	Sep 18 / Sep 17
Net interest income	-4,260	-10,996	-12,189	10.8%	186%	-2,029	-33,166	N/A
Non-financial income	127,258	142,357	141,301	-0.7%	11.0%	401,621	433,200	7.9%
Fee income	94,802	102,284	95,200	-6.9%	0.4%	282,173	299,443	6.1%
Net gain on foreign exchange transactions	-4,374	9,576	8,414	-12.1%	-292.4%	15,352	23,768	54.8%
Net gain on sales of securities	30,110	23,404	27,379	17.0%	-9.1%	85,724	84,681	-1.2%
Derivative Result	6,379	8,886	7,396	-16.8%	15.9%	7,261	18,819	159.2%
Result from exposure to the exchange rate	-554	-6,289	1,108	-117.6%	-300.0%	-1,087	-5,407	397.4%
Other income	895	4,496	1,804	-59.9%	101.6%	12,198	11,896	-2.5%
Operating expenses (1)	-103,334	-112,857	-102,396	-9.3%	-0.9%	-317,156	-328,035	3.4%
Operating income	19,664	18,504	26,716	44.4%	35.9%	82,436	71,999	-12.7%
Income taxes	-2,396	-7,164	-8,766	22.4%	265.9%	-20,237	-21,395	5.7%
Non-controlling interest (2)	-97	-211	-180	-14.7%	85.6%	-492	-631	28.3%
Net income	17,171	11,129	17,770	59.7%	3.5%	61,707	49,973	-19.0%

* Unaudited results.

(1) Includes: Salaries and employees’ benefits + Administrative expenses + Assigned expenses + Depreciation and amortization + Tax and contributions + Other expenses.

(2) Since 4Q17 Credicorp Capital Holding Colombia and Credicorp Capital Holding Chile have 100% percentage of Correval and IM Trust, respectively.

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11.6. Atlantic Security Bank

ASB	Quarter			% change
US$ Millions	3Q17	2Q18	3Q18	QoQ	YoY
Total loans	826.2	764.6	766.4	0.2%	-7.2%
Total investments	996.2	968.7	1,018.7	5.2%	2.3%
Total assets	2,026.9	2,069.5	1,921.0	-7.2%	-5.2%
Total deposits	1,652.4	1,590.3	1,367.3	-14.0%	-17.3%
Net shareholder's equity	262.9	221.9	238.1	7.3%	-9.4%
Net income	13.2	8.9	10.7	19.7%	-18.9%

Interest earning assets

Interest earning assets*	Quarter			% change
US$ 000	3Q17	2Q18	3Q18	QoQ	YoY
Due from banks	73	264	148	-72.3%	-50.5%
Total loans	766	765	826	0.2%	-7.2%
Investments	972	936	964	3.8%	0.9%
Total interest earning assets	1,811	1,965	1,937	-7.8%	-6.5%

* Excludes investments in equities and mutual funds.

Liabilities

Liabilities	Quarter			% change
US$ 000	3Q17	2Q18	3Q18	QoQ	YoY
Deposits	1,367	1,590	1,652	-14.0%	-17.3%
Borrowed Funds	272	197	60	38.1%	100.0%
Other liabilities	44	60	52	-27.7%	-15.6%
Total liabilities	1,683	1,848	1,764	-8.9%	-4.6%

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Assets under management and Deposits

(US$ Millions)

Portfolio distribution as of September 2018

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11.7. Grupo Pacifico

GRUPO PACIFICO *

(S/ in thousands)

	As of			% change
	Sep 17	Jun 18	Sep 18	QoQ	YoY
Total assets	11,013,777	11,491,618	11,996,954	4.4%	8.9%
Invesment on securities (1)	8,087,030	8,324,108	8,861,566	6.5%	9.6%
Technical reserves	7,263,527	7,880,089	8,192,100	4.0%	12.8%
Net equity	2,711,176	2,479,023	2,596,213	4.7%	-4.2%

	Quarter			% change		YTD		% change
	3Q17	2Q18	3Q18	QoQ	YoY	Sep 17	Sep 18	Sep 18 / Sep 17
Net earned premiums	477,263	512,847	538,742	5.0%	12.9%	1,416,976	1,563,448	10.3%
Net claims	275,721	300,846	318,645	5.9%	15.6%	834,951	914,235	9.5%
Net fees	125,169	142,596	141,979	-0.4%	13.4%	380,363	424,756	11.7%
Net underwriting expenses	25,273	33,204	28,767	-13.4%	13.8%	52,115	95,244	82.8%
Underwriting result	51,100	36,202	49,351	36.3%	-3.4%	149,548	129,213	-13.6%
Net financial income	143,191	119,643	142,449	19.1%	-0.5%	388,486	382,118	-1.6%
Total expenses	110,345	104,412	93,601	-10.4%	-15.2%	307,941	302,129	-1.9%
Other income	8,643	9,393	-6,779	-172.2%	-178.4%	26,455	14,086	-46.8%
Traslations results	1,984	1,850	1,547	-16.4%	-22.0%	1,347	3,949	193.1%
Gain (loss) from Grupo Pacifico and Banmedica agreement	-528	9,506	4,974	-47.7%	-1042.3%	11,469	22,867	99.4%
Income tax	10,440	2,292	-487	-121.3%	-104.7%	25,908	3,567	-86.2%
Income before minority interest	83,605	69,891	98,429	40.8%	17.7%	243,456	246,537	1.3%
Non-controlling interest	-13,627	2,349	2,590	10.3%	-119.0%	5,081	6,964	37.1%
Net income	97,232	67,542	95,839	41.9%	-1.4%	238,375	239,573	0.5%

Ratios
Ceded	18.3%	13.5%	16.3%	280 bps	-200 bps	17.4%	14.7%	-270 bps
Loss ratio (2)	57.8%	58.7%	59.1%	40 bps	130 bps	58.9%	58.5%	-40 bps
Fees + underwriting expenses, net / net earned premiums	31.5%	34.3%	31.7%	-260 bps	20 bps	30.5%	33.3%	280 bps
Underwriting results / net earned premiums	10.7%	7.1%	9.2%	210 bps	-150 bps	10.6%	8.3%	-230 bps
Operating expenses / net earned premiums	23.1%	20.4%	17.4%	-300 bps	-570 bps	21.7%	19.3%	-240 bps
ROAE (3)(4)	13.2%	10.9%	15.5%	460 bps	230 bps	12.7%	12.1%	-60 bps
Return on written premiums	13.5%	8.1%	11.0%	290 bps	-250 bps	11.2%	9.6%	-160 bps
Combined ratio of P&C (5)	95.6%	102.7%	97.5%	-520 bps	190 bps	96.5%	101.6%	510 bps

*Financial statements without consolidation adjustments.

(1) Excluding investments in real estate.

(2) Net claims / Net earned premiums.

(3) Includes unrealized gains.

(4) Annualized and average are determined as the average of period beginning and period ending.

(5) (Net claims / Net earned premiums) + [(Acquisition cost + total expenses) / Net earned premiums].

From 1Q15 and on, Grupo Pacifico’s financial statements reflect the association with Banmedica. This partnership includes:

(i)	the private health insurance business, which is managed by Grupo Pacifico and incorporated in each line of Grupo Pacifico’s financial statements;

(ii)	corporate health insurance for payroll employees; and

(iii)	medical services.

The businesses described in ii) and iii) are managed by Banmedica, therefore they do not consolidate in Grupo Pacifico’s financial statements. The 50% of net income generated by Banmedica is recorded in Grupo Pacifico’s Income Statement as a gain/loss on investments in subsidiaries.

As explained before, corporate health insurance and medical services businesses are consolidated by Banmedica. The following table reflects the consolidated results from which Grupo Pacifico receives the 50% net income.

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Corporate Health Insurance and Medical Services

(S/ in thousands)

	Quarter			% change		YTD		% change
	3Q17	2Q18	3Q18	QoQ	YoY	Sep 17	Sep 18	Sep 18 / Sep 17
Results
Net earned premiums	234,486	249,216	255,104	2.4%	8.8%	691,594	744,745	7.7%
Net claims	-196,730	-208,490	-220,993	6.0%	12.3%	-572,316	-623,847	9.0%
Net fees	-10,348	-10,918	-11,740	7.5%	13.4%	-31,416	-33,483	6.6%
Net underwriting expenses	-3,022	-2,956	-2,676	-9.5%	-11.5%	-8,987	-8,951	-0.4%
Underwriting result	24,385	26,852	19,695	-26.7%	-19.2%	78,875	78,464	-0.5%

Net financial income	1,349	1,169	1,158	-1.0%	-14.2%	3,660	3,589	-1.9%
Total expenses	-18,751	-17,353	-18,211	4.9%	-2.9%	-53,798	-54,698	1.7%
Other income	-67	24	-164	-795.2%	142.8%	1,005	48	-95.2%
Traslations results	-60	72	44	-39.5%	-173.1%	-152	75	-149.3%
Income tax	-2,209	-3,555	-680	-80.9%	-69.2%	-9,180	-9,040	-1.5%
Net income before Medical services	4,647	7,210	1,842	-74.4%	-60.4%	20,410	18,438	-9.7%
Net income of Medical services	16,008	19,299	19,448	0.8%	21.5%	43,304	55,766	28.8%
Net income	20,655	26,509	21,290	-19.7%	3.1%	63,714	74,204	16.5%

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11.8. Prima AFP

	Quarter			% change		YTD		% change
	3Q17	2Q18	3Q18	QoQ	YoY	Sep 17	Sep 18	Sep 18 / Sep 17
Income from commissions	89,136	98,816	94,417	-4.5%	5.9%	291,690	285,638	-2.1%
Administrative and sale expenses	(39,840)	(37,650)	(38,229)	1.5%	-4.0%	-116,861	-117,318	0.4%
Depreciation and amortization	(5,843)	(4,816)	(4,464)	-7.3%	-23.6%	-17,973	-14,024	-22.0%
Operating income	43,453	56,350	51,724	-8.2%	19.0%	156,856	154,296	-1.6%
Other income and expenses, net (profitability of lace)	1,354	(8,045)	8,655	-207.6%	539.3%	1,159	5,422	367.7%
Income tax	(15,377)	(15,877)	(18,729)	18.0%	21.8%	-48,353	-50,374	4.2%
Net income before translation results	29,429	32,429	41,650	28.4%	41.5%	109,662	109,344	-0.3%
Translations results	(28)	(46)	(175)	277.3%	536.0%	-5	-229	4666.7%
Net income	29,401	32,383	41,475	28.1%	41.1%	109,657	109,115	-0.5%
ROAE (1)	21.1%	23.0%	27.6%	453 pbs	652 pbs	24.6%	23.4%	-122 pbs

	As of			% change
	Sep 17	Jun 18	Sep 18	QoQ	YoY
Total assets	830,346	791,528	854,996	8.0%	3.0%
Total liabilities	249,885	210,632	232,544	10.4%	-6.9%
Net shareholders' equity	580,461	580,896	622,452	7.2%	7.2%

(1) Net shareholders' equity includes unrealized gains from Prima's investment portfolio.

Funds under management

Funds under management	Jun 18	% share	Sep 18	% share
Fund 0	537	1.1%	586	1.2%
Fund 1	5,291	10.8%	5,343	10.7%
Fund 2	35,452	72.7%	36,332	73.1%
Fund 3	7,519	15.4%	7,474	15.0%
Total S/ Millions	48,798	100%	49,735	100%

Source: SBS

Nominal profitability over the last 12 months

	Jun 18 / Jun 17	Sep 18 / Sep 17
Fund 0	3.8%	3.7%
Fund 1	4.2%	3.0%
Fund 2	6.9%	4.7%
Fund 3	9.7%	4.1%

AFP fees

Fee based on flow	1.60%	Applied to the affiliates' monthly remuneration.
Mixed fee
Flow	0.18%	Applied to the affiliates' monthly remuneration since June 2017. Feb 17- may 17 =0.87%.

Balance	1.25%	Applies annualy to the new balance since February 2013 for new affiliates to the system and beginning on June 2013 for old affiliates who have chosen this commission scheme.

Main indicators

	Prima	System	% share	Prima	System	% share
Main indicators and market share	2Q18	2Q18	2Q18	3Q18	3Q18	3Q18
Affiliates	1,907,497	6,813,590	28.0%	2,020,139	6,918,412	29.2%
New affiliations (1)	101,038	101,038	100.0%	110,289	110,289	100.0%
Funds under management (S/ Millions)	48,798	156,009	31.3%	49,735	158,850	31.3%
Collections (S/ Millions)	1,070	3,162	33.8%	1,088	3,175	34.3%
Voluntary contributions (S/ Millions)	958	2,205	43.5%	976	2,210	44.2%
RAM (S/ Millions) (2)	2,563	7,767	33.0%	2,597	7,715	33.7%

Source: SBS

(1) In April and May AFP Habitat had exclusivity of affiliation. From June Prima AFP it has exclusivity for being a winner of bidding.

(2) Prima AFP estimate: Average of aggregated income during the last 4 months, excluding special collections and voluntary contribution fees.

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11.9. Table of calculations

(1) Averages are determined as the average of period-beginning and period-ending balances.

(2) Includes total deposits, due to banks and correspondents, BCRP instruments, repurchase agreements and bonds and subordinated debt.

(3) Does not include Life insurance business.

(4) Includes investment in subsidiaries, goodwill, intangibles and deferred tax that rely on future profitability.

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11.10. Disclosure about the impact of IFRS 9

In July 2014, the IASB issued the complete version of IFRS 9, which combines the phases of classification and measurement, impairment and hedging accounting of the IASB project to replaces IAS 39 “Financial instruments: Measurement and Recognition”. The new requirements were applied adjusting Credicorp’s consolidated financial statements as of January 1st, 2018, the date of IFRS9 application, without re-stating the information for the year 2017.

With regards to the classification and measurement defined by IFRS 9, the requirements defined three categories of classification: Amortized cost, fair value through other comprehensive income and fair value through profit or loss. An instrument is classified depending on the objective of its business model, and if the contractual cash flows of the instrument only represent the payment of the principal and interest of the debt.

The combined application of the tests of the characteristics of the contractual cash flows and business models as of January 1st, 2018 resulted in certain differences when comparing the financial assets classified under IAS 39 with the same financial assets classified under IFRS 9.

Approximately S/ 1,593.4 million of financial assets previously classified as available for sale under IAS 39 have been classified as fair value through profit or loss under IFRS 9. These assets had unrealized gains, which have been reclassified as retained earnings in the statement of changes in net equity.

IFRS 9 introduces a new model of impairment based on expected losses of the credit portfolio and other instruments which differ significantly from the current model under IAS 39 of credit losses incurred. In order to comply with the new model, it is necessary to classify each asset in one of the following phases of expected credit losses:

• Phase 1: For financial assets of which the credit risk has not deteriorated significantly since its initial recognition, a reserve for losses will be recognized, equivalent to the credit losses which are expected to occur from defaults in the next 12 months.

• Phase 2: For financial assets which have presented a significant increase in their credit risk, a reserve for losses will be recognized, equivalent to the credit losses which are expected to occur during the remaining life of the asset.

• Phase 3: For financial assets with evidence of impairment at the reporting date a reserve for losses will be recognized, equivalent to the expected credit losses during the entire life of the asset. Interest income will be recognized based on the asset’s carrying amount, net of the loss reserve.

The measurement of expected credit loss is mainly based on the product of the probability of default (PD), the loss given default (LGD) and the exposure at the time of default (EAD), discounted at the reporting date

Additionally, for the estimation of the parameters, the current macroeconomic condition is taken into account, as well as the expected macroeconomic conditions, based on three scenarios (base, optimistic and pessimistic), which are weighted to estimate the expected loss.

The application of the new model of impairment produced an increase in the reserve for credit losses. The most significant impacts that were recognized on January 1st, 2018 are the following:

• An increase of S/320.7 millions in the provision for credit losses and the correspondent deferred income tax of S/ 94.6 million; resulting in a reduction in retained earnings of S/226.1 millions.

• An increase of S/68.0 millions in the provisions for investments and the correspondent deferred income tax, which is considered non-material, resulting in a reduction in retained earnings.

The new model of hedging accounting according to IFRS 9 seeks to simplify hedging accounting, aligning the accounting of the hedging relationships more closely with the risk management activities of an entity.

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For more detail about IFRS 9 implementation in Credicorp, please refer to the note 3(ad)(i) of the consolidated financial statements below:

ad)	International Financial Reporting Standards issued but not yet effective -

The Group decided not to early adopt the following standards and interpretations that were issued but are not effective as of December 31, 2017:

(i)	IFRS 9 “Financial Instruments” -

In July 2014, the IASB issued the complete version of IFRS 9, which combines the phases of classification and measurement, impairment and hedging accounting of the IASB project to replaces IAS 39 “Financial instruments: Measurement and Recognition”.

Classification and measurement:

IFRS 9 establishes three categories of classification: Amortized cost, fair value through other comprehensive income and fair value through profit or loss.

A debt instrument is classified and measured at amortized cost if: a) the objective of the business model is to maintain the financial asset, to collect the contractual cash flows, and b) the contractual cash flows of the instrument only represent the payment of the principal and interest of the debt.

Likewise, a debt instrument is classified and measured at fair value through other comprehensive income if: a) the objective of the business model is to maintain the financial asset, both to collect the contractual cash flows, as well as to sell them, and b) the contractual cash flows of the instrument only represent the payment of the principal and interest of the debt.

All other debt instruments that do not satisfy the above-mentioned conditions must be classified and measured at fair value through profit or loss.

An equity instrument is classified at fair value through profit or loss, unless it is not maintained for trading purposes, in which case, an entity may make an irrevocable choice at its initial recognition, to classify it at fair value through other comprehensive income, without subsequently having to reclassify it to profit or loss.

The combined application of the tests on the characteristics of contractual cash flows and business models as of January 1, 2018, resulted in certain differences when comparing financial assets classified under IAS 39 with financial assets classified under IFRS 9.

Approximately S/1,593.4 million of financial assets previously classified as available for sale under IAS 39, have been classified as investments at fair value through profit or loss under IFRS 9. These financial assets held unrealized gains, which have been reclassified to the item retained earnings of the consolidated statement of changes in equity.

With regard to liabilities, most pre-existing requirements for classification and measurement previously included in IAS 39, have not changed in IFRS 9.

Impairment:

IFRS 9 introduces a new model of impairment based on expected losses of the credit portfolio and other instruments which differ significantly from the current model “under IAS 39 of credit losses incurred”, and it is expected to result in the early recognition of credit losses.

The financial assets classified or designated at fair value through profit or loss and the capital instruments designated at fair value through other comprehensive income, are not subject to impairment assessment.

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Model of impairment of expected credit losses -

Under IFRS 9, provisions for credit losses will be measured at each reporting date, following a three phase model of expected credit losses:

• Phase 1: For financial assets of which the credit risk has not deteriorated significantly since its initial recognition, a reserve for losses will be recognized, equivalent to the credit losses which are expected to occur from defaults in the next 12 months.

• Phase 2: For financial assets which have presented a significant increase in their credit risk, a reserve for losses will be recognized, equivalent to the credit losses which are expected to occur during the remaining life of the asset.

• Phase 3: For financial assets with evidence of impairment at the reporting date a reserve for losses will be recognized, equivalent to the expected credit losses during the entire life of the asset. Interest income will be recognized based on the asset’s carrying amount, net of the loss reserve.

The reserves for credit losses of Phase 1 and Phase 2 effectively replace the general reserve determined for loans not yet identified as impaired under IAS 39, although the reserves for credit losses of Phase 3 effectively replace the general reserves determined for impaired loans.

Measurement -

The measurement of expected credit loss is mainly based on the product of the probability of default (PD), the loss given default (LGD) and the exposure at the time of default (EAD), discounted at the reporting date and considering the expected macroeconomic effects, all according to the new regulation.

The fundamental difference between the credit loss considered as Phase 1 and Phase 2 is the horizon of PD. The estimates of Phase 1 use a 12-month horizon, while those in Phase 2 use an expected loss calculated with the remaining term of the asset and it considers the effect of the significant increase in the risk. Finally, in Phase 3, the expected loss will be estimated based on the best estimate (“ELBE” from its initials in English), given the situation of the collection process of each asset.

The above method applies to all the portfolios, with the exception of some portfolios of reduced materiality and of which there is insufficient historical depth and/or loss experience.

In these cases, simplified approaches will be applied, based on the reality of each portfolio and with reasonable supported and documented criteria.

Changes from one phase to another -

The classification of an instrument as phase 1 or phase 2 depends on the concept of “significant impairment” on the reporting date in comparison with the origination date. In this sense, the definition used considers the following criteria:

-   An account is classified in phase 2 if it has been more than N days in arrears.

-   Risk thresholds have been established based on the internal models and on relative thresholds of differences (by portfolio and risk level) in which the instrument originated.

-   The follow up, warning and monitoring systems of the risk portfolios which depend on the current risk policy in Wholesale and Retail Banking, are integrated.

Additionally, all those accounts which are classified as in default at the reporting date are considered as phase 3. The evaluations of significant risk increase, and credit impairment are carried out independently at each reporting date. Assets can move in both directions from one phase to another.

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Prospective information -

The measurement of expected credit losses for each phase and the evaluation of significant increases in credit risk must consider information regarding previous events and current conditions, as well as forecasts of future economic events and conditions. For the estimation of the risk parameters (PD, LGD, EAD), used in the calculation of the provision in phases 1 and 2, macroeconomic variables were included which vary between portfolios. These forecasts are for a three-year period and, additionally, there is a long-term forecast.

The estimation of the expected loss for phases 1, 2 and 3 will be a weighted estimate which considers three future macroeconomic scenarios. The basic, optimistic and pessimistic scenarios are based on macroeconomic forecasts provided by the in-house economic studies team and approved by Senior Management. This same team also provides the probability of occurrence of each scenario. It should be pointed out that the scenario design is adjusted at least once a year and this can be done more frequently if the conditions of the environment require it.

Expected life -

For the instruments in Phase 2 or 3, the reserves for losses will cover the expected credit losses during the lifetime of the instrument. For most of the instruments, the expected lifetime is limited to the remaining life of the product, adjusted for expected future payments. In the case of revolving products, an analysis was made in order to determine what would be the expected period of life.

The application of the new impairment model generated increases in the reserve for credit losses under the new requirements. Below we present the most significant impacts that were recognized on January 1, 2018:

-   Increase in the allowance for loan losses for S/320.7 million and its corresponding deferred income tax for S/94.6 million; resulting in a reduction in the retained earnings of S/226.1 million.

-   Increase in the provision for investments for S/68.1 million and its corresponding deferred income tax, which was immaterial, resulting in a reduction in the retained earnings.

Hedging accounting:

The new model of hedging accounting according to IFRS 9 seeks to simplify hedging accounting, align the accounting of the hedging relationships more closely with the risk management activities of an entity and permit hedging accounting to be applied more widely to a greater variety of hedging instruments and risks suitable for hedging accounting.

IFRS 9 is effective for accounting periods beginning on or after 1 January 2018. Early adoption is permitted.

The new classification, measurement and impairment requirements will be applied adjusting our consolidated statement of financial position at January 1, 2018, date of initial application, without restating the financial information of the comparative period.

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